SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 7, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of September 30, 2023 together with the reports on review of interim Financial Statements

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

CONTENT

Cover sheet

Condensed consolidated interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 11: Fair value quantitative and qualitative disclosures
Note 12: Business combinations
Note 13: Investment in associates and joint arrangements
Note 14: Other non-financial assets
Note 15: Related parties
Note 16: Deposits
Note 17: Other financial liabilities
Note 18: Provisions
Note 19: Other non-financial liabilities
Note 20: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 21: Disclosures by operating segment
Note 22: Income tax
Note 23: Commissions income
Note 24: Differences in quoted prices of gold and foreign currency
Note 25: Other operating income
Note 26: Employee benefits
Note 27: Administrative expenses
Note 28: Other operating expenses
Note 29: Additional disclosures in the statement of cash flows

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 30: Capital stock
Note 31: Earnings per share – Dividends
Note 32: Deposit guarantee insurance
Note 33: Restricted assets
Note 34: Trust activities
Note 35: Compliance with CNV regulations
Note 36: Accounting items that identify the compliance with minimum cash requirements
Note 37: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 38: Corporate bonds issuance
Note 39: Off balance sheet transactions
Note 40: Tax and other claims
Note 41: Restriction on dividends distribution
Note 42: Capital management, corporate governance transparency policy and risk management
Note 43: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 44: Events after reporting period
Note 45: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

Reports
Review report on condensed consolidated interim Financial Statements
Review report on condensed separate interim Financial Statements

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	09/30/2023	12/31/2022
ASSETS
Cash and deposits in banks	11		447,528,289	508,058,123
Cash			107,386,464	56,095,262
Central Bank of Argentina			219,374,095	291,575,393
Other local and foreign entities			120,744,099	160,362,849
Other			23,631	24,619
Debt securities at fair value through profit or loss	5 and 11		808,538,241	428,758,238
Derivative financial instruments	11		768,978	87,150
Repo transactions	11		157,364,611	125,809,935
Other financial assets	6, 8 and 11	R	186,990,486	117,714,793
Loans and other financing	7, 8 and 11	B, C, D and R	1,153,412,067	1,216,063,104
Non-financial public sector			3,160,875	4,483,407
Other financial entities			14,538,086	1,883,759
Non-financial private sector and foreign residents			1,135,713,106	1,209,695,938
Other debt securities	8, 9 and 11	R	604,074,307	1,498,249,802
Financial assets delivered as guarantee	11 and 33		58,193,520	62,205,356
Equity instruments at fair value through profit or loss	10 and 11		2,375,235	1,705,366
Investment in associates and joint arrangements	13		1,437,992	2,319,167
Property, plant and equipment		F	208,243,261	206,937,053
Intangible assets		G	35,764,648	35,429,025
Deferred income tax assets	22		365,497	149,454
Other non-financial assets	14		26,346,215	25,298,111
Non-current assets held for sale			16,870,874	17,991,543
TOTAL ASSETS			3,708,274,221	4,246,776,220

1	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	09/30/2023	12/31/2022
LIABILITIES
Deposits	11 and 16	H and I	2,009,154,591	2,631,606,153
Non-financial public sector			177,707,333	223,368,942
Financial sector			3,452,362	3,358,992
Non-financial private sector and foreign residents			1,827,994,896	2,404,878,219
Liabilities at fair value through profit or loss	11	I	10,534,801	1,068,628
Derivative financial instruments	11	I	39,501	4,816
Repo transactions	11	I	38,794,740
Other financial liabilities	11 and 17	I	321,016,155	274,439,163
Financing received from the Central Bank of Argentina and other financial institutions	11	I	5,506,905	4,975,858
Issued corporate bonds	11 and 38	I	5,453,357	5,516,677
Current income tax liabilities	22		25,035,157	22,040,728
Subordinated corporate bonds	11 and 38	I	144,483,267	146,532,380
Provisions	18	J and R	3,939,984	5,511,641
Deferred income tax liabilities	22		25,238,039	26,974,775
Other non-financial liabilities	19		111,342,159	86,967,435
TOTAL LIABILITIES			2,700,538,656	3,205,638,254

SHAREHOLDERS’ EQUITY
Capital stock	30		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to shareholders’ equity			365,521,317	365,521,317
Earnings reserved			545,145,564	574,601,010
Unappropriated retained earnings			397,812	277,517
Accumulated Other Comprehensive Income			161,001	63,762
Net Income of the period / fiscal year			83,275,349	87,433,118
Net shareholders’ equity attributable to controlling interest			1,007,570,237	1,040,965,918
Net shareholders’ equity attributable to non-controlling interests			165,328	172,048
TOTAL SHAREHOLDERS’ EQUITY			1,007,735,565	1,041,137,966
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			3,708,274,221	4,246,776,220

Notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

2	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Interest income		Q	429,126,789	1,224,717,531	326,826,720	840,710,119
Interest expense		Q	(316,434,658)	(803,514,674)	(175,546,243)	(390,277,992)
Net interest income			112,692,131	421,202,857	151,280,477	450,432,127

Commissions income	23	Q	39,430,851	119,330,659	37,746,140	114,651,899
Commissions expense		Q	(3,939,949)	(11,561,017)	(3,809,287)	(11,200,380)
Net commissions income			35,490,902	107,769,642	33,936,853	103,451,519
Subtotal (Net interest income plus Net commissions income)			148,183,033	528,972,499	185,217,330	553,883,646

Net gain from measurement of financial instruments at fair value through profit or loss		Q	(36,357,769)	48,939,280	60,835,766	104,039,563
Profit from sold or derecognized assets at amortized cost			137,288	137,389		(12)
Differences in quoted prices of gold and foreign currency	24		238,078,467	401,509,399	38,197,373	64,351,538
Other operating income	25		11,282,630	31,136,679	8,924,694	31,321,694
Allowance for loan losses			(4,864,199)	(18,111,133)	(3,395,899)	(8,180,085)
Net operating income			356,459,450	992,584,113	289,779,264	745,416,344

Employee benefits	26		(43,119,759)	(123,656,738)	(42,069,935)	(119,550,048)
Administrative expenses	27		(23,076,805)	(65,698,683)	(19,766,467)	(58,404,792)
Depreciation and amortization of fixed assets		F and G	(8,254,615)	(24,753,046)	(7,831,505)	(22,984,454)
Other operating expenses	28		(46,995,376)	(136,634,329)	(41,164,034)	(111,757,137)
Operating income			235,012,895	641,841,317	178,947,323	432,719,913

Loss from associates and joint arrangements	13		(71,080)	(693,702)	(230,354)	(469,085)
Loss on net monetary position			(215,919,498)	(510,956,124)	(139,002,345)	(348,612,900)
Income before tax on continuing operations			19,022,317	130,191,491	39,714,624	83,637,928

Income tax on continuing operations	22.c)		(11,510,952)	(46,825,930)	(18,548,535)	(29,942,359)
Net income from continuing operations			7,511,365	83,365,561	21,166,089	53,695,569
Net income of the period			7,511,365	83,365,561	21,166,089	53,695,569
Net income of the period attributable to controlling interest			7,484,647	83,275,349	21,122,582	53,701,040
Net income / (loss) of the period attributable to non-controlling interest			26,718	90,212	43,507	(5,471)

3	Jorge Pablo Brito Chairperson

CONSOLIDATED EARNINGS PER SHARE

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Net profit attributable to Parent’s shareholders	7,484,647	83,275,349	21,122,582	53,701,040
Plus: Potential diluted earnings per common share
Net profit attributable to Parent’s shareholders adjusted as per diluted earnings	7,484,647	83,275,349	21,122,582	53,701,040
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	11.7055	130.2372	33.0343	83.9849

4	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Net income of the period			7,511,365	83,365,561	21,166,089	53,695,569
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in Financial Statements conversion			128,071	(308,074)	(423,023)	(1,753,873)
Foreign currency translation differences of the period			128,071	(308,074)	(423,023)	(1,753,873)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9 (4.1.2) (a))			(1,545,030)	405,313	5,378,553	(4,465,067)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(1,969,508)	(365,838)	20,123,708	3,273,589
Adjustment for reclassification of period			(356,476)	968,523	(11,767,998)	(9,756,530)
Income tax	22.c)		780,954	(197,372)	(2,977,157)	2,017,874
Total Other Comprehensive (Loss) / Income that will be reclassified to profit or loss			(1,416,959)	97,239	4,955,530	(6,218,940)
Total Other Comprehensive (Loss) / Income			(1,416,959)	97,239	4,955,530	(6,218,940)
Total comprehensive income of the period			6,094,406	83,462,800	26,121,619	47,476,629
Total comprehensive income attributable to controlling interest			6,067,688	83,372,588	26,078,112	47,482,100
Total Comprehensive Income / (Loss) attributable to non-controlling interest			26,718	90,212	43,507	(5,471)

Notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

5	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders’ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	365,521,317	914,308	(850,546)	206,087,542	368,513,468	87,710,635	1,040,965,918	172,048	1,041,137,966
Total comprehensive income of the period
- Net income of the period									83,275,349	83,275,349	90,212	83,365,561
- Other comprehensive income of the period					(308,074)	405,313				97,239		97,239
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							17,486,625		(17,486,625)
- Reserve for dividends pending Central Bank of Argentina’s authorization	31							(46,942,071)	(68,581,526)	(115,523,597)		(115,523,597)
- Personal assets tax on shares and equity interests									(1,244,672)	(1,244,672)		(1,244,672)
- Other changes											(96,932)	(96,932)
Amount at the end of the period		639,413	12,429,781	365,521,317	606,234	(445,233)	223,574,167	321,571,397	83,673,161	1,007,570,237	165,328	1,007,735,565

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders’ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	365,521,317	2,374,940	8,981,800	191,681,472	290,413,864	72,030,346	944,072,933	149,897	944,222,830
Total comprehensive income of the period
- Net income of the period									53,701,040	53,701,040	(5,471)	53,695,569
- Other comprehensive income of the period					(1,753,873)	(4,465,067)				(6,218,940)		(6,218,940)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 29, 2022
- Legal reserve							14,406,069		(14,406,069)
- Reserve for dividends pending Central Bank of Argentina’s authorization								78,099,605	(56,144,821)	21,954,784		21,954,784
- Personal assets tax on shares and equity interests									(1,201,939)	(1,201,939)		(1,201,939)
- Other changes											7,768	7,768
Amount at the end of the period		639,413	12,429,781	365,521,317	621,067	4,516,733	206,087,541	368,513,469	53,978,557	1,012,307,878	152,194	1,012,460,072

Notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

6	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	09/30/2023	09/30/2022
Cash flows from operating activities
Income of the period before income tax		130,191,491	83,637,928
Adjustment for the total monetary effect of the period		510,956,124	348,612,900
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		24,753,046	22,984,454
Allowance for loan losses		18,111,133	8,180,085
Difference in quoted prices of foreign currency		(183,479,500)	(121,069,010)
Other adjustments		335,158,442	211,496,393
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(379,780,003)	(298,706,620)
Derivative financial instruments		(681,828)	(323,627)
Repo transactions		(31,554,676)	(24,598,269)
Loans and other financing
Non-financial public sector		1,322,532	5,162,202
Other financial entities		(12,654,327)	3,739,477
Non-financial private sector and foreign residents		55,822,552	165,516,519
Other debt securities	31	209,404,683	86,523,282
Financial assets delivered as guarantee		4,011,836	6,137,098
Equity instruments at fair value through profit or loss		(669,869)	7,010,807
Other assets		(70,102,292)	60,166,308
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(45,661,609)	97,941,636
Financial sector		93,370	(769,143)
Non-financial private sector and foreign residents		(576,883,323)	251,889,230
Liabilities at fair value through profit or loss		9,466,173	(4,851,021)
Derivative financial instruments		34,685	(5,503)
Repo transactions		38,794,740	835,220
Other liabilities		47,426,778	(61,098,034)
Income tax payments		(16,785,506)	(2,674,147)
Total cash from operating activities (A)		67,294,652	845,738,165

7	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	09/30/2023	09/30/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(23,161,795)	(40,940,402)
Other payments related to investing activities			(7,758)
Total cash used in investing activities (B)		(23,161,795)	(40,948,160)
Cash flows from financing activities
Payments:
Dividends	31	(113,627)	(30,682,677)
Non-subordinated corporate bonds		(2,688,035)	(10,165,415)
Subordinated corporate bonds		(4,637,196)	(4,964,159)
Other payments related to financing activities		(2,083,944)	(1,570,489)
Collections / Incomes:
Non subordinated corporate bonds		2,188,964	5,992,062
Financing to local financial entities		800,499	4,877,939
Total cash used in financing activities (C)		(6,533,339)	(36,512,739)
Effect of exchange rate fluctuations (D)		288,288,818	177,410,077
Monetary effect on cash and cash equivalents (E)		(970,869,001)	(676,695,892)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(644,980,665)	268,991,451
Cash and cash equivalents at the beginning of the fiscal year	29	1,523,484,356	1,226,474,961
Cash and cash equivalents at the end of the period	29	878,503,691	1,495,466,412

Notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

8	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2022, 2021 and 2020, the Bank made contributions in the company Play Digital SA for a total amount of 629,854 (not restated). On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. In addition, on October 27, 2022, the Bank subscribed 178,911,312 shares for a face value of ARS 1 related to the abovementioned irrevocable capital contributions. As a consequence, the Bank’s new interest in this company is 9.6984%. Additionally, on February 23, 2023, the Bank made a new irrevocable capital contribution for an amount of 347,371 (not restated). The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On May 18, 2023, Banco Macro SA acquired 100% of Macro Agro SAU’s (formerly known as Comercio Interior SAU) capital stock at USD 5,218,800 payable with the proceeds of this Company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 12.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA), authorized the acquisition of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 12.

On November 22, 2023, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of September 30, 2023 and December 31, 2022, the deposits held by the Misiones Provincial Government with the Bank amounted to 30,293,994 and 43,273,507 (including 3,348,213 and 3,282,491 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2023 and December 31, 2022, the deposits held by the Salta Provincial Government with the Bank amounted to 84,674,504 and 70,108,563 (including 6,028,031 and 7,022,574, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2023 and December 31, 2022, the deposits held by the Jujuy Provincial Government with the Bank amounted to 14,223,931 and 15,798,772 (including 4,739,623 and 4,519,093, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of September 30, 2023 and December 31, 2022, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 34,055,755 and 70,461,048 (including 16,049,655 and 18,817,971, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of September 30, 2023 and December 31, 2022 for an amount of 1,086,824 and 1,065,122, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

b)	In March 2022, the Bank’s holdings in Prisma Medios de Pago SA (Prisma) was transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the nine-month period ended September 30, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of September 30, 2022.

c)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also Notes 9 and 43 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income for the period ended September 30, 2023, would have recorded a decrease in “other operating income” for an amount of 2,779,239 and in “Loss on net monetary position” for an amount of 71,348 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 2,573,067, and as a counterpart an increase in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the nine-month period ended September 30, 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim Financial Statements as of September 30, 2023, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “measuring unit” of this Note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2022, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2022, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2022, already issued.

As of September 30, 2023 and December 31, 2022, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries	Principal place of business	Country	Main activity
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).

(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 32,465).

(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 12).

As of September 30, 2023 and December 31, 2022, the Bank consolidated its Financial Statements with the following Companies:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU) (1)	Common	615,519	100.00%	100.00%

(1)	Interest acquired in May 2023 (see Note 12).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of September 30, 2023 and December 31, 2022 are as follows:

	Balances as of 09/30/2023
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	3,576,302,666	2,568,732,429	1,007,570,237
Macro Bank Limited	36,831,102	25,725,254	11,105,848
Macro Securities SAU (1)	125,479,661	93,229,048	31,271,016
Macro Fiducia SAU	347,087	10,907	336,180
Argenpay SAU	6,630,218	4,281,853	2,348,365
Fintech SGR	11,339,397	11,118,965	220,432	165,328
Macro Agro SAU (formerly known as Comercio Interior SAU)	18,152,184	17,766,919	385,265
Eliminations	(66,808,094)	(20,326,719)	(45,667,106)
Consolidated	3,708,274,221	2,700,538,656	1,007,570,237	165,328

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

	Balances as of 12/31/2022
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	4,180,612,869	3,139,646,951	1,040,965,918
Macro Bank Limited	32,618,561	22,543,284	10,075,277
Macro Securities SAU (1)	68,910,453	47,584,013	20,297,484
Macro Fiducia SAU	401,609	10,006	391,603
Argenpay SAU	5,149,722	3,246,486	1,903,236
Fintech SGR	10,789,885	10,560,483	229,402	172,048
Eliminations	(51,706,879)	(17,952,969)	(32,897,002)
Consolidated	4,246,776,220	3,205,638,254	1,040,965,918	172,048

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of September 30, 2023, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this Note).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Comparative information

The condensed consolidated interim statement of financial position as of September 30, 2023, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and nine-month periods ended September 30, 2023, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the nine-month period ended September 30, 2023, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of September 30, 2023, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, for fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 103.15% and 66.07% for the nine-month periods ended September 30, 2023 and 2022, respectively, and 94.79% for the fiscal year ended on December 31, 2022.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss of the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss of the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation is recognized in other comprehensive income of the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which are restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may give rise in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2022, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2023, the following amendments to IFRS are effective and they did not have a material impact on these condensed consolidated interim Financial Statements:

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies:

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. They also explain how an entity can identify material accounting policy information and give examples of when accounting policy information is likely to be material. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was as described in the Practice Statement 2.

This amendment did not have a material impact on the disclosures of these condensed consolidated interim Financial Statements or the annual consolidated Financial Statements.

Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates:

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors.

This amendment would be applicable if the Bank performs a change in an accounting estimate, but it is not expected to have a material impact on the Financial Statements.

Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

The IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the Financial Statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability.

This amendment did not have a material impact on the Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IFRS 16 “Leases” – Sale and Leaseback: the amendment to IFRS 16 specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

b)	Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” – Supplier Finance Arrangement: the amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of Financial Statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

c)	Amendments to IAS 21 “Lack of Exchangeability”: the amendments to this standard will allow an entity to evaluate whether a currency is exchangeable and how to determine a spot exchange rate when exchangeability is lacking. This amendment is applicable as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause in these condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2023 and December 31, 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	858,996,179	1,358,898,790
Guarantees granted (1)	35,717,581	14,644,784
Overdraft and unused agreed commitments (1)	2,468,023	1,245,912
Subtotal	897,181,783	1,374,789,486
Less: Allowance for Expected Credit Losses (ECL)	(934,019)	(1,415,488)
Total	896,247,764	1,373,373,998

(1)	Includes transactions not covered by BCRA debtor classification standard. The guarantees granted include an amount of 343,684 and 74,985, as of September 30, 2023 and December 31, 2022, respectively. The Overdraft and unused agreed commitments include an amount of 749,338 and 921,304, as of September 30, 2023 and December 31, 2022, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Government securities (1)	778,462,666	416,120,436
Private securities (2)	30,006,463	12,637,802
Government securities - Foreign	69,112
Total	808,538,241	428,758,238

(1)	In March and June 2023, the Bank entered into voluntary debt swaps in terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

In addition, with almost all the instruments received, the Bank purchased put options with the BCRA. These options provide to the Bank with the opportunity to sell (put options) the underlying asset at a value established by the BCRA’s rules. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. As of September 30, 2023, the notional value amounted to 723,905,521 (see Exhibits A and O to the condensed separate interim Financial Statements).

(2)	During July 2023, the Bank decided to enter into a swap of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Receivables from spot sales of foreign currency pending settlement	63,309,045	32,515,168
Receivables from other spot sales pending settlement	58,928,898	20,814,555
Sundry debtors (see Note 10)	50,013,886	53,641,500
Private securities	13,209,018	9,158,581
Receivables from spot sales of government securities pending settlement	606,143	992,587
Other	1,073,892	777,351
Subtotal	187,140,882	117,899,742
Less: Allowances for ECL	(150,396)	(184,949)
Total	186,990,486	117,714,793

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Non-financial public sector (1)	3,160,875	4,483,407
Other financial entities	14,538,086	1,883,759
Other financial entities	14,561,314	1,900,298
Less: allowance for ECL	(23,228)	(16,539)
Non-financial private sector and foreign residents	1,135,713,106	1,209,695,938
Overdrafts	112,879,615	100,051,908
Documents	216,240,309	166,124,089
Mortgage loans	108,865,166	125,762,379
Pledge loans	18,738,216	19,464,447
Personal loans	198,376,322	289,550,202
Credit cards	341,324,685	387,569,462
Financial leases	1,451,476	2,817,300
Other	159,527,053	140,690,957
Less: allowance for ECL	(21,689,736)	(22,334,806)
Total	1,153,412,067	1,216,063,104

(1) As explained in Note 3, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Note 11 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to what was detailed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”, to the consolidated Financial Statements as of December 31, 2022, already issued. In addition, Note 11 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

8.1.	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	09/30/2023	12/31/2022
Loans and other financing	1,175,125,031	1,238,414,449
Individual assessment	270,298,566	221,300,298
Collective assessment	904,826,465	1,017,114,151
Less: Allowance for ECL (1)	(21,712,964)	(22,351,345)
Total	1,153,412,067	1,216,063,104

(1) As explained in Note 3, ECL is not calculated to public sector exposures.

As of September 30, 2023 and December 31, 2022, the Bank decided to record an adjustment on a forward-looking basis, based on expert judgment. The estimated amounts were 3,032,000 and 3,075,704 as of September 30, 2023 and December 31, 2022, respectively.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		09/30/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,110,065,693	31,686,890		1,141,752,583	97.16
High grade	0.00% - 3.50%	1,033,868,393	10,847,475		1,044,715,868	88.90
Standard grade	3.51% - 7.00%	49,963,066	5,960,678		55,923,744	4.76
Sub-standard grade	7.01% - 33.00%	26,234,234	14,878,737		41,112,971	3.50
Past due but not impaired (1)	33.01% - 99.99%	8,465,563	13,130,134		21,595,697	1.84
Impaired	100%			11,776,751	11,776,751	1.00
Total		1,118,531,256	44,817,024	11,776,751	1,175,125,031	100
%		95.18	3.81	1.01	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,179,604,595	25,568,590		1,205,173,185	97.32
High grade	0.00% - 3.50%	1,097,223,520	5,010,810		1,102,234,330	89.01
Standard grade	3.51% - 7.00%	48,659,410	6,188,736		54,848,146	4.43
Sub-standard grade	7.01% - 33.00%	33,721,665	14,369,044		48,090,709	3.88
Past due but not impaired (1)	33.01% - 99.99%	7,693,637	15,365,377		23,059,014	1.86
Impaired	100%			10,182,250	10,182,250	0.82
Total		1,187,298,232	40,933,967	10,182,250	1,238,414,449	100
%		95.87	3.31	0.82	100

(1)	It also includes transactions, under collective assessment, which are more than 5 days past due independently of the PD range assigned.

8.1.1.	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45, “Credit risk” section, to the consolidated Financial Statements as of December 31, 2022, already issued.

		09/30/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		264,289,616	3,771,500		268,061,116	99.17
High grade	0.00% - 3.50%	244,321,079	2,465,617		246,786,696	91.30
Standard grade	3.51% - 7.00%	8,811,928			8,811,928	3.26
Sub-standard grade	7.01% - 33.00%	11,156,609	1,305,883		12,462,492	4.61
Past due but not impaired	33.01% - 99.99%
Impaired	100%			2,237,450	2,237,450	0.83
Total		264,289,616	3,771,500	2,237,450	270,298,566	100
%		97.77	1.40	0.83	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		213,285,499	5,221,360		218,506,859	98.74
High grade	0.00% - 3.50%	199,309,937	2,520,988		201,830,925	91.20
Standard grade	3.51% - 7.00%	7,401,147	1,273,299		8,674,446	3.92
Sub-standard grade	7.01% - 33.00%	6,574,415	1,427,073		8,001,488	3.62
Past due but not impaired	33.01% - 99.99%
Impaired	100%			2,793,439	2,793,439	1.26
Total		213,285,499	5,221,360	2,793,439	221,300,298	100
%		96.38	2.36	1.26	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

8.1.2.	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45, “Credit risk” section to the consolidated Financial Statements as of December 31, 2022, already issued.

		09/30/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		845,776,077	27,915,389		873,691,466	96.56
High grade	0.00% - 3.50%	789,547,314	8,381,857		797,929,171	88.18
Standard grade	3.51% - 7.00%	41,151,138	5,960,678		47,111,816	5.21
Sub-standard grade	7.01% - 33.00%	15,077,625	13,572,854		28,650,479	3.17
Past due but not impaired (1)	33.01% - 99.99%	8,465,563	13,130,134		21,595,697	2.39
Impaired	100%			9,539,302	9,539,302	1.05
Total		854,241,640	41,045,523	9,539,302	904,826,465	100
%		94.41	4.54	1.05	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		966,319,096	20,347,230		986,666,326	97.01
High grade	0.00% - 3.50%	897,913,582	2,489,822		900,403,404	88.53
Standard grade	3.51% - 7.00%	41,258,264	4,915,437		46,173,701	4.54
Sub-standard grade	7.01% - 33.00%	27,147,250	12,941,971		40,089,221	3.94
Past due but not impaired (1)	33.01% - 99.99%	7,693,637	15,365,377		23,059,014	2.27
Impaired	100%			7,388,811	7,388,811	0.72
Total		974,012,733	35,712,607	7,388,811	1,017,114,151	100
%		95.76	3.51	0.73	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2.	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	3,146,139			3,146,139	97.39
Financial trust	84,236			84,236	2.61
Total	3,230,375			3,230,375	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	2,110,753			2,110,753	77.11
Financial trust	626,444			626,444	22.89
Total	2,737,197			2,737,197	100
%	100			100

The related ECL for Corporate Bonds as of September 30, 2023 and December 31, 2022 amounted to 3,853 and 1,126, respectively. The ECL related to financial trusts as of September 30, 2023 and December 31, 2022 amounted to 28 y 490, respectively.

8.3.	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Note 9.

8.4.	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	173,931,864			173,931,864	100
Total	173,931,864			173,931,864	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	108,741,163			108,741,163	100
Total	108,741,163			108,741,163	100
%	100			100

The ECL related to these types of instruments amounted to 150,396 and 184,951 as of September 30, 2023 and December 31, 2022, respectively, including the ECL related to the payments to be collected for the transaction mentioned in Note 10.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

8.5.	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	852,592,726	6,401,650	1,803	858,996,179	95.86
Guarantees granted	35,373,897			35,373,897	3.95
Overdraft and unused agreed commitments	1,718,685			1,718,685	0.19
Total	889,685,308	6,401,650	1,803	896,088,761	100
%	99.29	0.71		100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,336,961,263	21,934,476	3,051	1,358,898,790	98.92
Guarantees granted	14,569,799			14,569,799	1.06
Overdraft and unused agreed commitments	324,608			324,608	0.02
Total	1,351,855,670	21,934,476	3,051	1,373,793,197	100
%	98.40	1.60		100

The related ECL for undrawn commitments of credit cards and checking accounts as of September 30, 2023 and December 31, 2022 amounted to 763,180 and 1,323,014, respectively. The ECL related to guarantees granted as of September 30, 2023 and December 31, 2022 amounted to 161,570 and 92,326, respectively. The ECL related to overdraft and unused agreed commitments as of September 30, 2023 and December 31, 2022 amounted to 9,269 y 148, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
At fair value through OCI
Government securities	54,415,912	265,072,618
Government securities – Foreign	11,211,358	15,096,773
Total at fair value through OCI (1)	65,627,270	280,169,391
At amortized cost
Central Bank of Argentina bills	453,032,332	1,089,630,316
Government securities	82,188,211	101,121,210
Private securities	3,226,494	2,735,581
Central Bank of Argentina notes		24,593,304
Total at amortized cost	538,447,037	1,218,080,411
Total	604,074,307	1,498,249,802

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

(1)	In January 2023, the Bank entered into voluntary debt swaps under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 for a face value of 290,000,000.

As mentioned in Note 5, during March 2023, the following securities entered into the swap:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

In addition, with almost all the instruments received, the Bank purchased put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument (see also Note 5).

10.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

On January 21, 2019, the Bank, together with the other shareholders of Prisma, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value ARS 1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 were deferred for 5 years.

During July 2019, the process to determine the final selling price of the shares of Prisma was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this Note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

The price of such shares is (in thousands) USD 33,018 and shall be paid as follows: (i) 30% in pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The profit generated for the sale of those shares is recorded in the statement of income under “Net gain from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this Note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022, the agreement was amended to include 100% of the shares.

On May 22, 2023, the Bank, together with the remaining creditors arising from the abovementioned sales, authorized Prisma to undergo a merger-spinoff process involving two of its business units: (I) ATM and transfer management services, payment management services for 3.0 transfers, service payment collection and other related services will be handled through the new company Newpay SAU, and (ii) the acquiring business, through which electronic and digital payment solutions are provided (credit cards, debit cards, and prepaid cards, immediate transfers), early collection of sales, point-of-sale terminals network management and other related services, which are rendered to various businesses and/or suppliers, will be handled through the company Payway SAU. Prisma retains the remaining issuer processing services business unit involving credit cards, debit cards, prepaid cards and other related services.

Both Prisma and the new companies Newpay SAU and Payway SAU are direct or indirect subsidiaries of AI ZENITH (Netherlands) BV. Furthermore, these new companies, like Prisma, have been allocated their respective share of dividends to be reported in the subsequent fiscal years, under the commitment to vote in favor of the distribution of certain minimum percentages. These percentages will also be subject to the guarantee trust aimed at repaying the deferred price.

11.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of September 30, 2023 and December 31, 2022:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	808,538,241	804,772,479	2,806,826	958,936
Derivatives financial instruments	768,978		768,978
Other financial assets	13,209,018	13,145,617		63,401
Financial assets delivered as guarantee	6,351,012	6,351,012
Equity instruments at fair value through profit or loss	2,375,235	887,518		1,487,717

At fair value through OCI
Other debt securities	65,627,270	65,627,270
Financial assets delivered as guarantee	4,938,485	4,938,485
Total	901,808,239	895,722,381	3,575,804	2,510,054
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	10,534,801	10,534,801
Derivatives financial instruments	39,501	38,361	1,140
Total	10,574,302	10,573,162	1,140

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	428,758,238	419,628,219	7,033,777	2,096,242
Derivatives financial instruments	87,150	38,991	48,159
Other financial assets	9,158,581	9,058,194		100,387
Equity instruments at fair value through profit or loss	1,705,366	313,819		1,391,547

At fair value through OCI
Other debt securities	280,169,392	280,169,392
Total	719,878,727	709,208,615	7,081,936	3,588,176
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	1,068,628	1,068,628
Derivatives financial instruments	4,816		4,816
Total	1,073,444	1,068,628	4,816

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

 AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of September 30, 2023 and December 31, 2022, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial assets recognized at fair value categorized as level 3:

	As of September 30, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,096,242	100,387	1,391,547
Transfers to level 3
Transfers from level 3 (1)			(91,741)
Profit and loss	919,849	24,308	1,084,278
Recognition and derecognition	(1,003,534)		15,420
Monetary effects	(1,053,621)	(61,294)	(911,787)
Amount at the end of the period	958,936	63,401	1,487,717

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	4,419,260	122,758	8,357,711
Transfers to level 3
Transfers from level 3
Profit and loss	1,485,522	10,288	7,305
Recognition and derecognition	(1,629,197)	42,786	(5,095,099)
Monetary effects	(2,179,343)	(75,445)	(1,878,370)
Amount at the end of the fiscal year	2,096,242	100,387	1,391,547

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices (unadjusted) observable in active markets as of September 30, 2023.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model.

		Valuation technique	Significant unobservable inputs	Range of inputs
09/30/2023
	Fair value			Range of inputs
	Level 3 Assets					Unit of measurement
Composition	09/30/2023			Low	High
Provisional debt securities of financial trusts	953,086	Income approach (discounted cash flow)	Discount rate in pesos	96.92	130.70		%

		Valuation technique	Significant unobservable inputs	Range of inputs
				12/31/2022
	Fair value			Range of inputs
	Level 3 Assets					Unit of measurement
Composition	12/31/2022			Low	High
Provisional debt securities of financial trusts	1,204,928	Income approach (discounted cash flow)	Discount rate in pesos	69.99	83.83		%
Corporate bonds	883,052	Income approach (discounted cash flow)	Discount rate in pesos	76.98	86.47		%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	09/30/2023		12/31/2022
Composition	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional debt securities of financial trusts	1,351	(1,264)	2,485	(2,389)
Corporate bonds			5,327	(5,154)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of September 30, 2023 and December 31, 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2023 and December 31, 2022:

	09/30/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	447,528,289	447,528,289			447,528,289
Repo transactions	157,364,611	157,364,611			157,364,611
Other financial assets	173,781,468	173,781,468			173,781,468
Loans and other financing	1,153,412,067			977,994,153	977,994,153
Other debt securities	538,447,037	540,934,916	2,427,218	24,850	543,386,984
Financial assets delivered as guarantee	46,904,023	46,904,023			46,904,023
Total	2,517,437,495	1,366,513,307	2,427,218	978,019,003	2,346,959,528
Financial liabilities
Deposits	2,009,154,591	994,606,622		998,297,429	1,992,904,051
Repo transactions	38,794,740	38,794,740			38,794,740
Other financial liabilities	321,016,155	314,662,684	5,770,941		320,433,625
Financing received from the BCRA and other financial institutions	5,506,905	5,189,298	317,607		5,506,905
Issued corporate bonds	5,453,357		5,491,081		5,491,081
Subordinated corporate bonds	144,483,267		116,316,016		116,316,016
Total	2,524,409,015	1,353,253,344	127,895,645	998,297,429	2,479,446,418

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	508,058,123	508,058,129			508,058,129
Repo transactions	125,809,935	125,809,935			125,809,935
Other financial assets	108,556,210	108,556,210			108,556,210
Loans and other financing	1,216,063,104			1,060,324,917	1,060,324,917
Other debt securities	1,218,080,410	1,039,569,131	167,944,127	195,642	1,207,708,900
Financial assets delivered as guarantee	62,205,356	62,205,356			62,205,356
Total	3,238,773,138	1,844,198,761	167,944,127	1,060,520,559	3,072,663,447

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	2,631,606,153	1,318,604,100		1,310,854,055	2,629,458,155
Other financial liabilities	274,439,163	265,683,659	8,881,560		274,565,219
Financing received from the BCRA and other financial institutions	4,975,858	4,839,360	105,562		4,944,922
Issued corporate bonds	5,516,677		5,360,239		5,360,239
Subordinated corporate bonds	146,532,380		119,484,055		119,484,055
Total	3,063,070,231	1,589,127,119	133,831,416	1,310,854,055	3,033,812,590

12.	BUSINESS COMBINATIONS

12.1.        Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Entity acquired from Inversora Juramento SA 100% of the share capital and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro SAU” and consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings werefiled with the IGPJ.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	31,171
Debt securities at fair value through profit or loss	643,534
Loans and other financing	90,057
Financial assets delivered as guarantee	1,239,221
Other financial assets	4,823,013
Property, plant and equipment	87,085
Intangible assets	19,359
Other non-financial assets	71,543
7,004,983
Liabilities
Other financial liabilities	4,779,102
Provisions	13,482
Current income tax liabilities	81,214
Deferred income tax liabilities	95,967
Other non-financial liabilities	1,328,368
6,298,133
Net assets acquired at fair value	706,850

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 221,776.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of Macro Agro SAU’s (formerly known as Comercio Interior SAU) Financial Statements. The first installment will become due in 2024.

To measure the liabilities arising from this transaction the Bank estimated the Company’s future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000. Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

12.2.        Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA has entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the Central Bank of Argentina), the Entity would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the Central Bank of Argentina authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the share capital and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of share capital were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of share capital were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the share capital of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the share capital and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the share capital and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

The transaction price was set at USD 50,000,000, which will be paid on the closing date of the transaction (the “Closing Date”), and an additional amount resulting from a potential adjustment that will be eventually set based on the income (loss) obtained by Banco Itaú Argentina S.A., Itaú Asset Management S.A. and Itaú Valores S.A. between April 1, 2023, and the Closing Date.

Interest income and commission income for the nine-month period ended September 30, 2023 of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), measured on a consolidated bases, amount to 214,650,575 and 11,353,146, respectively. The shareholder’s equity as of that date amounts to 118,081,442. As of the date of issuance of these condensed consolidated interim Financial Statements, the Entity is in the process of quantifying income (loss) arising from the business combination.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

13.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

13.1.	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Loss of the period
Entity	interest	09/30/2023	12/31/2022	09/30/2023	09/30/2022
Macro Warrants SA	5%	8,867	11,303	(2,436)	(5,376)	(1) and (2)
Play Digital SA	9.6984%	653,386	859,245	(830,057)	(836,283)	(1) and (2)

(1)	The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of this associate.

(2)	This associate’s accounting information as of June 30, 2023, has been used to measure the investment. Additionally, significant transactions conducted or events that occurred between July 1, 2023, and September 30, 2023, have been considered.

13.2.	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	09/30/2023	12/31/2022	09/30/2023	09/30/2022
Banco Macro SA – Worldline Argentina SA Unión transitoria	50%	716,576	1,305,738	312,831	416,525
Finova SA	50%	59,163	142,881	(83,718)	(27,393)

14.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Investment property (see Exhibit F)	18,227,544	17,653,697
Advanced prepayments	3,763,828	4,769,202
Tax advances	3,697,633	2,499,048
Other	657,210	376,164
Total	26,346,215	25,298,111

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2023 and December 31, 2022, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	2,805								2,805
Other financial assets				5,876,061	440,000		183,626	1,205,089	7,704,776
Loans and other financing (4)
Documents								40,088	40,088
Overdraft							58,548	2,106,633	2,165,181
Credit cards							373,520	63,580	437,100
Lease					17,593			54,833	72,426
Personal loans							842		842
Mortgage loans							929,082		929,082
Other loans (5)							262,366	4,600,374	4,862,740
Guarantee granted								8,799,037	8,799,037
Total assets	2,805			5,876,061	457,593		1,807,984	16,869,634	25,014,077

Liabilities
Deposits		13,239,509	69,004	149	4,833	149,034	7,365,418	3,505,571	24,333,518
Liabilities at fair value through profit or loss								7,493,151	7,493,151
Other financial liabilities							4,488,795	107,278	4,596,073
Issued corporate bonds		498,179							498,179
Subordinated corporate bonds				344,094	54,330				398,424
Other non-financial liabilities								2,260,351	2,260,351
Total liabilities		13,737,688	69,004	344,243	59,163	149,034	11,854,213	13,366,351	39,579,696

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of September 30, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 14,115,398, 44,688, 2,415,366 and 26,691,214, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	2,883							2,883
Other financial assets				6,129,132		472,393	39	6,601,564
Loans and other financing (4)
Documents						114,309	855,082	969,391
Overdraft						385,410	101,210	486,620
Credit cards							135,473	135,473
Lease						2,361		2,361
Personal loans						1,102,260		1,102,260
Other loans (5)		4,293,335				308,483	2,844,358	7,446,176
Guarantee granted							3,128,566	3,128,566
Total assets	2,883	4,293,335		6,129,132		2,385,216	7,064,728	19,875,294

Liabilities
Deposits		6,097,894	118,108	236	172,089	8,454,604	4,671,127	19,514,058
Liabilities at fair value through profit or loss							334,396	334,396
Other financial liabilities						105,009	24,435	129,444
Issued corporate bonds		585,444						585,444
Subordinated corporate bonds				293,653				293,653
Other non-financial liabilities							41,069	41,069
Total liabilities		6,683,338	118,108	293,889	172,089	8,559,613	5,071,027	20,898,064

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and Other related parties amounted to 9,199,534, 5,150,833, 2,680,315 and 34,210,943, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2023 and 2022 with related parties are as follows:

	As of September 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (Loss)
Interest income		7,165			9,259		780,689	2,384,456	3,181,569
Interest expense						(48,256)	(125,860)	(38,760)	(212,876)
Commissions income		45,363		1,395		660	175	336,605	384,198
Commissions expense				(22,822)			(69)	(43,140)	(66,031)
Other operating income		138,171	21	4,555,771	1,183			88	4,695,234
Administrative expense								(1,194,210)	(1,194,210)
Other operating expense								(166,406)	(166,406)
Total Income / (Loss)		190,699	21	4,534,344	10,442	(47,596)	654,935	1,278,633	6,621,478

	As of September 30, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Income / (Loss)
Interest income		8,781				449,379	3,033,145	3,491,305
Interest expense					(29,035)	(167,093)	(25,122)	(221,250)
Commissions income		30,908		1,373	558	117	135,028	167,984
Commissions expense				(12,839)		(41)	(2,321)	(15,201)
Other operating income	10	5,030	62	1,879,355			88	1,884,545
Administrative expense							(765,966)	(765,966)
Other operating expense		(29,478)					(117,292)	(146,770)
Total Income / (Loss)	10	15,241	62	1,867,889	(28,477)	282,362	2,257,560	4,394,647

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2023 and 2022 amounted to 1,647,463 and 1,618,212, respectively.

In addition, fees received by the Directors as of September 30, 2023 and 2022 amounted to 4,675,795 and 2,834,558, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	09/30/2023	12/31/2022
Board of Directors	24	22
Senior managers of the key management personnel	12	12
Total	36	34

16.	DEPOSITS

The composition of deposits as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Non-financial public sector	177,707,333	223,368,942
Financial sector	3,452,362	3,358,992
Non-financial private sector and foreign residents	1,827,994,896	2,404,878,219
Checking accounts	251,559,794	323,261,284
Saving accounts	646,789,371	852,705,497
Time deposits	888,090,036	1,155,973,016
Investment accounts	6,524,870	41,614,317
Other	35,030,825	31,324,105
Total	2,009,154,591	2,631,606,153

17.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Credit and debit card settlement - due to merchants	123,169,840	149,339,193
Amounts payable for other spot purchases pending settlement	83,921,806	29,935,151
Amounts payable for spot purchases of foreign currency pending settlement	63,366,640	32,606,571
Amounts payable for spot purchases of government securities pending settlement	15,100,635	19,869,155
Payment orders pending to foreign exchange settlement	10,221,438	11,565,010
Collections and other transactions on account and behalf of others	7,208,545	5,700,292
Finance leases liabilities	3,824,651	3,992,438
Other	14,202,600	21,431,353
Total	321,016,155	274,439,163

18.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of September 30, 2023 and December 31, 2022.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The expected terms to settle these obligations are as follows:

	09/30/2023
Composition	Within 12 months	Over 12 months	09/30/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	1,017
Letters of credits, guarantees and other commitments (1)	934,019		934,019	1,415,488
Commercial claims in progress (2)	399,985	405,903	805,888	1,004,803
Labor lawsuits	431,695	91,674	523,369	541,125
Pension funds - reimbursement	494,547	577,981	1,072,528	1,053,317
Other	3,300	600,380	603,680	1,495,891
Total	2,263,546	1,676,438	3,939,984	5,511,641

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 40.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

19.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Withholdings	26,894,523	32,229,324
Salaries, bonuses and payroll taxes payables	25,258,795	22,283,082
Dividends payable (see Note 31)	21,120,295
Taxes payables	15,748,706	15,665,806
Miscellaneous payables	7,664,142	6,002,176
Retirement pension payment orders pending settlement	1,024,110	2,285,236
Directors’ and syndics’ fees payable	658,500	1,393,732
Other	12,973,088	7,108,079
Total	111,342,159	86,967,435

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

20.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2023 and December 31, 2022:

09/30/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	447,528,289
Debt securities at fair value through profit or loss		765,445,922	43,092,319
Derivative financial instruments		768,978
Repo transactions		157,364,611
Other financial assets	24,639,882	137,811,691	24,538,913
Loans and other financing (1)	1,146,157	891,376,144	260,889,766
Other debt securities		489,692,039	114,382,268
Financial assets delivered as guarantee	46,904,023	11,289,497
Equity instruments at fair value through profit or loss	2,375,235
Total assets	522,593,586	2,453,748,882	442,903,266

Liabilities
Deposits	973,265,858	1,035,825,452	63,281
Financial liabilities at fair value through profit or loss		10,534,801
Derivative financial instruments		39,501
Repo transactions		38,794,740
Other financial liabilities		316,715,826	4,300,329
Financing received from the BCRA and other financial institutions		5,506,905
Issued corporate bonds		5,453,357
Subordinated corporate bonds		4,864,956	139,618,311
Total liabilities	973,265,858	1,417,735,538	143,981,921

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	508,058,123
Debt securities at fair value through profit or loss		387,355,761	41,402,477
Derivative financial instruments		87,150
Repo transactions		125,809,935
Other financial assets	23,261,537	70,567,296	23,885,960
Loans and other financing (1)	2,958,692	871,840,456	341,263,956
Other debt securities		1,392,866,804	105,382,998
Financial assets delivered as guarantee	62,205,356
Equity instruments at fair value through profit or loss	1,705,366
Total assets	598,189,074	2,848,527,402	511,935,391

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	1,300,803,874	1,330,760,271	42,008
Financial liabilities at fair value through profit or loss		1,068,628
Derivative financial instruments		4,816
Other financial liabilities		268,009,675	6,429,488
Financing received from the BCRA and other financial institutions		4,975,858
Issued corporate bonds		13,180	5,503,497
Subordinated corporate bonds		2,885,188	143,647,192
Total liabilities	1,300,803,874	1,607,717,616	155,622,185

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

21.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

22.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2023 and December 31, 2022, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this Note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Current income tax expense	(2,476,563)	30,412,219	13,740,624	19,524,189
(Income) / Loss for deferred income taxes	(1,571,653)	(1,952,779)	3,680,308	8,848,342
Monetary effects	15,559,168	18,366,490	1,127,603	1,569,828
Income tax loss recorded in the statement of income	11,510,952	46,825,930	18,548,535	29,942,359
Income tax (profit) / loss recorded in other comprehensive income	(780,954)	197,372	2,977,157	(2,017,874)
Total	10,729,998	47,023,302	21,525,692	27,924,485

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this Note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 (not restated) paid as income tax for the 2022 tax period be reimbursed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

23.	COMMISSIONS INCOME

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	22,299,200	67,932,859	21,513,531	64,718,397
Commissions related to credit cards	12,655,917	38,173,837	12,488,029	37,680,460
Commissions related to insurance	1,901,682	6,129,585	2,005,276	6,521,042
Commissions related to securities value	1,346,585	3,418,306	489,621	1,817,559
Commissions related to trading and foreign exchange transactions	834,540	2,511,203	725,501	2,351,231
Commissions related to loans and other financing	181,393	487,262	215,220	593,327
Commissions related to financial guarantees granted	21,058	44,820	4,530	7,177
Performance obligations satisfied over certain time period
Commissions related to credit cards	144,017	479,694	237,429	840,424
Commissions related to trading and foreign exchange transactions	35,074	103,708	58,381	105,797
Commissions related to loans and other financing	10,803	47,260	7,788	14,141
Commissions related to obligations	582	2,125	834	2,344
Total	39,430,851	119,330,659	37,746,140	114,651,899

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

24.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Translation of foreign currency assets and liabilities into pesos	237,473,579	400,071,176	37,407,422	62,277,499
Income from foreign currency exchange	604,888	1,438,223	789,951	2,074,039
Total	238,078,467	401,509,399	38,197,373	64,351,538

25.	OTHER OPERATING INCOME

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Services	6,774,111	17,649,815	4,407,124	13,423,441
Adjustments and interest from other receivables	1,824,300	4,746,469	1,303,170	3,199,773
Adjustments from other receivables with CER clauses	1,131,290	3,257,355	1,009,030	2,390,042
Other receivables for financial intermediation	655,726	1,304,158	403,124	1,652,746
Sale of investment in properties and other non-financial assets			(3,383)	49,377
Other	897,203	4,178,882	1,805,629	10,606,315
Total	11,282,630	31,136,679	8,924,694	31,321,694

26.	EMPLOYEE BENEFITS

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Remunerations	29,834,475	84,587,274	28,596,580	82,234,531
Payroll taxes	7,401,138	20,959,481	7,274,234	19,788,381
Compensations and bonuses to employees	4,465,657	13,984,627	4,788,174	13,313,921
Employee services	1,418,489	4,125,356	1,410,947	4,213,215
Total	43,119,759	123,656,738	42,069,935	119,550,048

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

27.	ADMINISTRATIVE EXPENSES

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Taxes	4,816,492	11,706,959	3,415,672	9,689,161
Maintenance, conservation and repair expenses	3,230,371	9,471,304	3,123,387	9,271,167
Other fees	2,516,731	6,946,215	1,827,477	5,338,974
Armored truck, documentation and events	2,425,471	7,601,602	2,708,246	8,104,797
Security services	1,954,994	5,670,879	1,896,598	5,725,785
Advertising and publicity	1,854,101	3,945,175	1,038,731	3,533,180
Electricity and communications	1,687,784	5,184,542	1,781,670	5,378,419
Fees to directors and syndics	1,323,390	4,732,548	871,153	2,455,207
Software	1,081,231	4,063,654	1,209,162	3,922,200
Representation, travel and transportation expenses	454,782	1,280,454	392,370	924,300
Hired administrative services	397,731	1,138,712	151,544	400,761
Insurance	202,660	562,881	220,476	645,957
Stationery and office supplies	159,843	486,330	129,231	394,990
Leases	68,977	243,423	79,951	271,544
Other	902,247	2,664,005	920,799	2,348,350
Total	23,076,805	65,698,683	19,766,467	58,404,792

28.	OTHER OPERATING EXPENSES

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Turnover tax	27,511,589	78,311,141	22,446,681	60,646,729
From credit cards	10,132,440	28,244,621	9,068,530	25,942,924
Other adjustments and interests for miscellaneous obligations	2,315,603	4,360,996	757,340	1,761,449
Deposit guarantee fund contributions	962,379	2,915,227	970,835	2,844,661
Charges for other provisions	880,706	3,287,375	2,427,616	5,424,653
Insurance claims	387,292	1,154,662	231,620	584,304
Loss from sale or impairment of investment in properties and other non-financial assets	149,662	224,929
Donations	91,441	702,461	332,156	797,553
Taxes	35,903	197,312	142,212	570,008
Loss from sale or impairment of property, plant and equipment			(4,506)	16,328
Other	4,528,361	17,235,605	4,791,550	13,168,528
Total	46,995,376	136,634,329	41,164,034	111,757,137

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

29.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Reconciliation	09/30/2023	12/31/2022	09/30/2022	12/31/2021
Cash and deposits in banks	447,528,289	508,058,123	479,091,251	681,961,396
Debt securities at fair value through profit or loss				19,232
Other debt securities	429,225,360	1,013,627,044	1,014,620,030	542,461,304
Loans and other financing	1,750,042	1,799,189	1,755,131	2,033,029
Total	878,503,691	1,523,484,356	1,495,466,412	1,226,474,961

30.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to September 30, 2023, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

31.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 30 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also Note 41.

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

On December 16, 2021, the BCRA issued Communiqué “A” 7421, which established: (i) from January 1, 2022, through December 31, 2022, financial institutions were allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated), which was paid during the fiscal year ended December 31, 2022 according to the schedule. Additionally, the balance of the dividends approved pending payment because they exceeded the abovementioned limit, amounted to 6,828,971 (not restated).

Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), representing 22,18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments.

The Shareholders’ Meeting held on April 25, 2023, decided to distribute a cash dividend and/or a dividend in kind, in this case measured at market value, for an amount of 75,040,918, representing 117.36 pesos per share, prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in 6 equal, monthly and consecutive installments. As of the date of issuance of these condensed consolidated interim Financial Statements all the installments were paid. See also Note 41.

Finally, as mentioned in Note 12, on September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends for an amount of 440,000.

32.	DEPOSIT GUARANTEE INSURANCE

Law No, 24485 and Decree No, 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF), Sedesa was incorporated in August 1995.

Banco Macro SA holds a 7.6859% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12503 on March 22, 2023.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 6,000 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

33.	RESTRICTED ASSETS

As of September 30, 2023 and December 31, 2022, the following Bank’s assets are restricted:

Composition	09/30/2023	12/31/2022
Cash and deposits in banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	371	118
Subtotal cash and deposits in banks	371	118

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		09/30/2023	12/31/2022
Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	10,959,766	9,631,496
•	Central Bank of Argentina liquidity bills in pesos - Maturity: 10/17/2023 securing Interbanking SA.	5,407,323
•	Central Bank of Argentina liquidity bills in pesos - Maturity: 10/17/2023 securing Coelsa SA.	3,244,394
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan. Auction No. 2.	458,608
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	188,300	188,638
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of September 30, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	62,708	169,263
•	Argentine government discount bonds in dual currency - Maturity: 02/28/2024 as of September 30, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	31,042	30,251
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of September 30, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the Regional Economies Competitiveness Program – IDB loan No. 3174/OC-AR.	6,614	68,425
•	Argentine government bills in pesos adjusted by CER – Maturity: 02/17/2023.		302,532
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	20,358,755	10,390,605

Other financial assets
•	Interests derived from contributions made as protector partner (2).	3,755,625	4,903,166
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	659,107	295,485
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	115,016	244,801
•	Sundry debtors – other.	18,467	17,851
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,680
	Subtotal Other financial assets	4,549,042	5,462,983

Loans and other financing – non-financial private sector and foreign residents
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	83,154	10,361
	Subtotal Loans and other financing	83,154	10,361

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		09/30/2023	12/31/2022
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	32,900,551	50,431,279
•	For securities forward contracts.	11,289,497
•	Guarantee deposits related to credit and debit card transactions.	5,420,424	8,214,533
•	Other guarantee deposits.	8,583,048	3,559,544
	Subtotal Financial assets delivered as guarantee	58,193,520	62,205,356

Other non-financial assets
•	Real property related to a call option sold.	5,087,665	4,989,692
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	15,992	26,324
	Subtotal Other non-financial assets	5,103,657	5,016,016
Total		88,288,499	83,085,439

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners withdrawals, to cover guarantees and other direct expenses.

(2)	As of September 30, 2023 and December 31, 2022, it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

34.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

34.1 Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Confibono, Secubono, Moni Mobile and Red Surcos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, Supercanal, Payway cobro anticipado and Solidario de Infraestructura Nasa IV) and certificates of participation (Arfintech).

As of September 30, 2023 and December 31, 2022, debt securities and certificates of participation in financial trusts for investment, amounted to 1,202,096 and 1,931,759, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

34.2. Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

As of September 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 2,636 and 23,728, respectively.

34.3. Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of September 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,123,323 and 5,528,277, respectively.

34.4. Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 39,480,744 and 36,182,530, respectively.

35.	COMPLIANCE WITH CNV REGULATIONS

35.1.	Compliance with CNV standards to act in the different agent categories defined by the CNV:

35.1.1.	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and Guarantee Entity (in the process of being registered), and is registered in the “List of Authorized companies to guarantee capital market instruments”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Additionally, the Bank’s shareholders’ equity as of September 30, 2023 stated in UVAs amounted to 2,982,388,814 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 33 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

35.1.2 Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No, 622/2013, as amended, issued by such agency, such company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent and comprehensive mutual investment funds placement and distribution agent (ALyC, AN – comprehensive, ACyD FCI and ACyDI FCI).

Additionally, the shareholders’ equity of such company as of September 30, 2023 stated in UVAs amounted to 93,307,308 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as “ACyD FCI and ACyDI FCI” an amount of 163,500 UVAs will be added to minimum Shareholder’s equity.

35.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No, 622/2013, as amended, issued by such agency, such company is registered as agent for the Administration of Collective Investment Products of Mutual Funds,

Additionally, the shareholders’ equity of this company as of September 30, 2023 stated in UVAs amounted to 16,084,695 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares.

35.1.4 Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such company as of September 30, 2023 stated in UVAs amounted to 1,000,429 and exceeds the minimum amount required by General Resolution 795 established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares.

35.1.5 Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

As mentioned in Notes 1 and 12, on May 18, 2023, Banco Macro SA acquired 100% of Macro Agro SAU (formerly known as Comercio Interior SAU). Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, this company is registered as its own clearing and settlement agent (“ALyC Propio”).

Additionally, the shareholders’ equity of such company as of September 30, 2023 stated in UVAs amounted to 1,235,373 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs. With respect to the Company's actions as ACyDI, an amount equivalent to 81,750 UVAs must be added to minimum shareholder’s equity. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with Equity Instruments at fair value through profit or loss.

On August 2, 2023, the company requested its deregistration as ACyDI, which is pending approval as of the date of issuance of these condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Additionally, on November 8, the CNV granted the Company registration as Comprehensive Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO), a category that replaces the ALyC and AN – own category agent under the same number, No. 303.

35.2.	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No, 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31,5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

35.3.	As depositary of mutual funds

As of September 30, 2023 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,210,564,586	21,357,653
Argenfunds Ahorro Pesos	564,769,592	21,659,729
Argenfunds Gestión Pesos	100,000	100
Argenfunds Infraestructura	53,634	403
Argenfunds Inversión Dólares	1,000	297
Argenfunds Inversión Pesos	1,857,162,640	3,131,974
Argenfunds Liquidez	8,698,387,290	51,703,536
Argenfunds Renta Argentina	223,434,507	8,468,773
Argenfunds Renta Balanceada	421,074,649	8,216,341
Argenfunds Renta Capital	17,432,613	6,174,419
Argenfunds Renta Crecimiento	3,408,252	1,154,790
Argenfunds Renta Dinámica	92,176,453,983	10,647,021
Argenfunds Renta Fija	432,725,996	24,573,108
Argenfunds Renta Flexible	46,040,763	549,921
Argenfunds Renta Global	292,825,702	4,823,090
Argenfunds Renta Mixta	241,461,824	1,551,722
Argenfunds Renta Mixta Plus	1,204,371	377,389
Argenfunds Renta Pesos	68,597,805	2,873,722
Argenfunds Renta Total	548,961,979	2,078,163
Argenfunds Renta Variable	464,860,603	81,924
Argenfunds Retorno Absoluto	221,770,195	1,919,264
Pionero Acciones	25,878,517	9,000,781
Pionero Ahorro Dólares	22,907,559	7,790,455
Pionero Argentina Bicentenario	424,876,097	5,824,125
Pionero Capital	158,090,533	635,741

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Pionero Crecimiento	3,105,199,167	6,568,048
Pionero Desarrollo	6,481,940,577	15,566,351
Pionero Empresas FCI Abierto Pymes	314,982,791	6,319,114
Pionero FF	72,580,951	4,627,310
Pionero Gestión	2,211,201,380	14,024,682
Pionero Infraestructura	4,065,262,653	9,160,820
Pionero Pesos	1,652,914,879	53,172,007
Pionero Pesos Plus	23,652,589,835	456,742,474
Pionero Recovery	100,000	100
Pionero Renta	47,819,987	12,318,414
Pionero Renta Ahorro	248,683,236	19,623,919
Pionero Renta Ahorro Plus	1,111,815,979	15,950,694
Pionero Renta Balanceado	8,297,750,676	25,249,945
Pionero Renta Estratégico	717,639,103	11,695,114
Pionero Renta Fija Dólares	3,618,133	960,885
Pionero Renta Mixta I	149,221,041	3,817,778
Pionero Retorno	1,990,816,358	4,315,216

36.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2023 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	219,374,095
Other debt securities
Government securities computable for the minimum cash requirements	289,243,933
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	32,900,551
Total	541,518,579

37.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

There follows a description of the situation of Banco Macro SA as of September 30, 2023:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 Members of the Board of Directors.

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA, on 05/18/2016 the Bank requested on behalf of the person who was acting as Vice Chairman of the Entity when these summary proceedings were initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Entity when this summary was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed a Federal extraordinary appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. Following the rejection, on 04/20/2023, the corresponding petition for denied appeal was filed with the Argentine Supreme Court of Justice (CSJN, for its acronym in Spanish). As of the date of issuance of these condensed consolidated interim Financial Statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No, 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader, head of Foreign Exchange and Banking Operations manager and Compliance manager.

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these condensed consolidated interim Financial Statements, the file is still pending.

Criminal foreign exchange summary proceedings: No. 8062 date 08/08/2023.

Reason: Alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters.

Responsibles parties: Banco Macro SA, Foreign exchange Team Leader, Foreign Exchange Control Head, Banking Transactions Manager and Compliance Manager.

Status: The case is at its initial stage. The defenses were filed on October.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance.

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by two of the Directors. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal before CSJN which, as of the date of issuance of these condensed consolidated interim Financial Statements, is still pending resolution.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Persons subject to summary proceedings: Banco Macro SA, 10 members of the Board, 3 regular members of the Statutory Audit Committee and the person/s responsible for market.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021. On August 10, 2023, the Court considered the notice sent to the Argentine Government’s legal counsel. As of the date of issuance of these condensed consolidated interim Financial Statements, court fees have been paid, the Attorney General has issued a resolution (stating that there were no formal restrictions to considering the appeals admissible) and the CNV has responded to the appeals and sent the notification to the Argentine Attorney General’s Office.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Persons subject to summary proceedings: Banco Macro SA and twenty-three members of the Management Body during the period that is the subject matter of these summary proceedings.

Status: on 04/23/2019, UIF passed Resolution No, 41, whereby it resolved the lack of responsibility of three of the Directors, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal submitted the file to the CSJN on 02/03/2022. As of the date of issuance of these condensed consolidated interim Financial Statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA and eleven Members of the Board of Directors.

Status: on 05/17/2018 UIF passed resolution No, 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by one of the Directors, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through the BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution, a direct appeal was filed to CNACAF which was dismissed. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/07/2021, the CNACAF dismissed the extraordinary appeal filed, passing the complaint appeal to CSJN. On November 7, 2023, the appeal was dismissed and the fine was confirmed.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA and 11 Members of the Board Directors.

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No, 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 08/18/2021, it was resolved to set the case for the production of evidence. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is on the final report stage.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

38.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 09/30/2023		09/30/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	144,483,267	146,532,380
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	5,453,357	5,516,677
Total						149,936,624	152,049,057

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem, Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Additionally, on October 31, 2023, under the abovementioned Global Program, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars) at a fixed rate of 5%, fully amortizable upon maturity (October 31, 2024), under the terms and conditions set forth in the price supplement dated October 24, 2023. Interest is paid semiannually on April 30, 2024, and at the expiration date.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class F corporate bonds in full, but not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to redeem the bonds between the date of issuance and settlement date through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to redeem them within the term starting 9 months after the date of issuance and settlement through Class F corporate bonds maturity date; in any case, along with the additional amounts and accrued and unpaid interest, excluding the redemption date.

39.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2023 and December 31, 2022, is as follows:

Composition	09/30/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	1,720,135,207	1,472,780,306
Preferred and other collaterals received from customers (1)	399,504,059	380,912,574
Outstanding checks not yet paid	40,042,242	40,514,660
Checks already deposited and pending clearance	37,215,401	34,187,282

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

40.	TAX AND OTHER CLAIMS

40.1	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax), As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal, The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

40.2	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these condensed consolidated interim Financial Statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

41.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of September 30, 2023 was 43,478,575 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

According to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. Through Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, the BCRA allowed financial institutions, which had its authorization, to distribute their earnings up to 20% of the amount that would have been distributed in 12 equal, monthly and consecutive installments.

In addition, through Communiqué “A” 7659 the BCRA suspended the earnings distribution from January 1, 2023 up to December 31, 2023. Finally, through Communiqué “A” 7719, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the previous comments, the General Regular Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 considering that at the end of the fiscal year ended December 31, 2021, the Bank recorded a negative adjustment to unappropriated retained earnings as of December 31, 2021 for 8,920,325 (not restated) because the monetary effect accrued in relation to monetary items measured at fair value through other comprehensive income had been recorded in the previous period, resolved to distribute the unappropriated retained earnings for 18,202,171 (not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2021):

a)	3,640,434 to the legal reserve;

b)	373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.

For further information, see Note 31.

As it is also mentioned in Note 31, the Shareholders’ Meeting of Banco Macro SA held on April 25, 2023 decided to applied the unappropriated retained earnings for an amount of 43,175,125 (not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2022):

a)	8,607,704 to the legal reserve;

b)	808,505 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	33,758,916 to a Facultative reserve for future distribution of earnings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

In addition, the shareholders decided to partially apply the Facultative reserve for future distribution of dividends up to 75,040,918 to pay cash dividends and/or a dividend in kind prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in 6 equal, monthly and consecutive installments. As of the date of issuance of these condensed consolidated interim Financial Statements, all the installments have been settled.

42.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2023, together with the integration thereof (computable equity) as of the end of such month:

Item	09/30/2023
Minimum capital requirements	215,276,281
Computable equity	1,003,597,512
Capital surplus	788,321,231

43.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, started a period with significant volatility for the market values of government and private financial instruments and also started a process of rescheduling maturities and swaps of certain government debt instruments. In addition, material increases were observed in the country’s risk and in the exchange rate between the Argentine peso and the US dollar.

Subsequently, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government debt restructuring process continued both under local and foreign legislation, including various voluntary swaps and the agreements reached regarding obligations with the Paris Club and the International Monetary Fund. At present, the Argentine Ministry of Economy is also engaged in entering into agreements within the framework of the review process carried out by the agency’s staff, among others. In particular, during March 2023, it was established that the jurisdictions, entities and funds related to the National Public Sector must proceed to the sale or auction of their holdings of certain national government securities denominated and payable in US dollars under domestic legislation. In turn, it was provided that certain holdings of securities under foreign legislation held by such jurisdictions, entities and funds must be delivered in exchange to the National Treasury for the government securities issued. Finally, the issuance of government securities payable in Pesos of the National Treasury was authorized up to the amount necessary for the exchange.

Particularly, as the end of 2019, the gap between the official exchange rate for the US dollar (primarily used for foreign trade) and alternative market values began to significantly widen, leading to increases in inflation levels and interest rates.

As of the date of issuance of these condensed consolidated interim Financial Statements, the abovementioned gap stands at about 185%.

On October 22, 2023, the Argentine general elections were held, in which the candidates who competed in the runoff held on November 19, 2023, were defined. This process ended in the electoral defeat of the party in charge of the Argentine Government, starting a transition period until December 10, 2023, date on which the new Executive Branch authorities will take office.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

In addition, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the residual effects of the military conflict between Russia and Ukraine in the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

44.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

45.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

60	Jorge Pablo Brito Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

COMMERCIAL	09/30/2023	12/31/2022
In normal situation	300,422,262	225,252,584
With senior “A” collateral and counter-collateral	36,463,697	29,255,726
With senior “B” collateral and counter-collateral	39,298,765	37,303,771
Without senior collateral or counter-collateral	224,659,800	158,693,087

Troubled	2,165,146	2,845,357
With senior “A” collateral and counter-collateral		145,931
With senior “B” collateral and counter-collateral	1,578,042	1,880,204
Without senior collateral or counter-collateral	587,104	819,222

With high risk of insolvency	1,306,154	1,637,961
With senior “A” collateral and counter-collateral		176,898
With senior “B” collateral and counter-collateral	1,174,278	1,207,254
Without senior collateral or counter-collateral	131,876	253,809

Subtotal commercial	303,893,562	229,735,902
61	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

CONSUMER AND MORTGAGE	09/30/2023	12/31/2022
Performing	895,255,602	1,010,227,189
With senior “A” collateral and counter-collateral	74,875,647	67,080,357
With senior “B” collateral and counter-collateral	47,172,009	60,181,104
Without senior collateral or counter-collateral	773,207,946	882,965,728

Low risk	8,139,031	7,841,770
With senior “A” collateral and counter-collateral	473,902	120,627
With senior “B” collateral and counter-collateral	642,635	171,795
Without senior collateral or counter-collateral	7,022,494	7,549,348

Low risk - in special treatment	71,363	59,698
Without senior collateral or counter-collateral	71,363	59,698

Medium risk	6,108,357	5,368,505
With senior “A” collateral and counter-collateral	217,679	37,355
With senior “B” collateral and counter-collateral	448,208	138,553
Without senior collateral or counter-collateral	5,442,470	5,192,597

High risk	4,978,134	4,089,607
With senior “A” collateral and counter-collateral	426,074	46,129
With senior “B” collateral and counter-collateral	111,528	158,949
Without senior collateral or counter-collateral	4,440,532	3,884,529

Irrecoverable	2,441,633	1,832,535
With senior “A” collateral and counter-collateral	4,509	62,317
With senior “B” collateral and counter-collateral	139,477	289,947
Without senior collateral or counter-collateral	2,297,647	1,480,271

Subtotal consumer and mortgage	916,994,120	1,029,419,304
Total	1,220,887,682	1,259,155,206
62	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Financial Statements is listed below.

	09/30/2023	12/31/2022
Loans and other financing	1,153,412,067	1,216,063,104
Added:
Allowances for loans and other financing	21,712,964	22,351,345
Adjustment amortized cost and fair value	5,836,519	3,427,373
Debt securities of financial trust - Measured at amortized cost	84,236	626,444
Corporate bonds	3,146,139	2,110,753
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(396,825)	(318,220)
Guarantees provided and contingent liabilities	37,092,582	14,894,407
Total computable items	1,220,887,682	1,259,155,206
63	Jorge Pablo Brito Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	09/30/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	80,659,135	6.61	44,220,186	3.51
50 next largest customers	96,874,790	7.93	81,339,928	6.46
100 next largest customers	74,074,047	6.07	66,539,440	5.28
Other customers	969,279,710	79.39	1,067,055,652	84.75

Total (1)	1,220,887,682	100.00	1,259,155,206	100.00

(1) See reconciliation in Exhibit B.

64	Jorge Pablo Brito Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	2,002,230	976,512	108,655	187,838	235,847	40,555	3,551,745
Financial sector		11,723,917	337,310	1,019,256	2,756,929	2,217,665	996,726	19,051,803
Non-financial private sector and foreign residents	6,574,847	527,804,134	154,351,731	176,258,926	254,731,475	209,541,136	237,213,216	1,566,475,465

Total	6,574,955	541,530,281	155,665,553	177,386,837	257,676,242	211,994,648	238,250,497	1,589,079,013

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	219	2,751,621	1,167,636	211,360	379,868	594,645	351,258	5,456,607
Financial sector		99,784	134,390	1,134,973	413,434	621,115	189,755	2,593,451
Non-financial private sector and foreign residents	7,068,933	533,538,896	147,821,712	179,661,108	227,221,025	243,319,718	307,968,874	1,646,600,266

Total	7,069,152	536,390,301	149,123,738	181,007,441	228,014,327	244,535,478	308,509,887	1,654,650,324

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

65	Jorge Pablo Brito Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

							Depreciation of the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	Of the period	At the end	Residual value at the end of the period
Cost
Real property	193,407,042	50	194,232	103,732	662,847		23,021,585	(4,210)	17,911		3,276,408	26,275,872	167,884,517
Furniture and facilities	30,031,378	10	796,853	2,682	574,588	(14)	15,258,871	1,179	2,682		1,893,397	17,150,765	14,249,358
Machinery and equipment	43,603,191	5	4,368,290	12,465	116,466	(63)	31,188,917	795	13,141	172	4,223,625	35,400,368	12,675,051
Vehicles	5,840,536	5	1,444,385	458,042	(5,956)	(429)	4,695,519	4,404	364,742	28	498,317	4,833,526	1,986,968
Other	1,683	3	205	80		24	666		80	36	401	1,023	809
Work in progress	2,633,684		4,229,859		(1,349,092)								5,514,451
Right of use real property	16,499,766	5	1,443,314	845,400	2,823	(4,397)	11,076,009	(450)	444,093	18,124	2,090,204	12,739,794	4,356,312
Right of use furniture		5	1,625,432								49,637	49,637	1,575,795
Total property, plant and equipment	292,017,280		14,102,570	1,422,401	1,676	(4,879)	85,241,567	1,718	842,649	18,360	12,031,989	96,450,985	208,243,261

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

							Depreciation of the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	189,665,843	50	1,209,801	248,187	2,779,585		19,064,854	(159,528)	42,649		4,158,908	23,021,585	170,385,457
Furniture and facilities	26,164,138	10	840,286	3,360	3,030,681	(367)	12,889,894	9	1,118	(297)	2,335,988	15,224,476	14,806,902
Machinery and equipment	37,213,452	5	4,264,045	11,358	2,137,420	(368)	25,691,780	(3,119)	10,884	(928)	5,469,052	31,145,901	12,457,290
Vehicles	5,288,011	5	914,073	358,564	(18,706)	15,722	4,336,053	(1,420)	234,321	29	534,386	4,634,727	1,205,809
Other	3,532	3				(1,849)	1,683			(2,151)	1,134	666	1,017
Work in progress	6,276,993		5,504,902		(9,148,211)								2,633,684
Right of use real property	14,939,649	5	1,761,825	195,420		(6,288)	8,339,270		121,265	(516)	2,835,383	11,052,872	5,446,894
Total property, plant and equipment	279,551,618		14,494,932	816,889	(1,219,231)	6,850	70,323,534	(164,058)	410,237	(3,863)	15,334,851	85,080,227	206,937,053
66	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

							Depreciation of the period
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	805,735	50			(1)		121,811	2,311		10,877	134,999	670,735
Other investment properties	17,536,411	50	918,411	45,909	(1,211)	9	566,638	5,100	32,819	311,983	850,902	17,556,809
Total investment property	18,342,146		918,411	45,909	(1,212)	9	688,449	7,411	32,819	322,860	985,901	18,227,544

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

							Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	914,156	50	2,349		(110,770)		33,025	78,086		10,700	121,811	683,924
Other investment properties	2,784,869	50	20,267,281	53,456	(5,462,274)	(9)	224,350	(11,580)	4,667	358,535	566,638	16,969,773
Total investment property	3,699,025		20,269,630	53,456	(5,573,044)	(9)	257,375	66,506	4,667	369,235	688,449	17,653,697

(1) During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

67	Jorge Pablo Brito Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	22,675,226	5	1,524,964		(303)	15,878,809	(682)		2,849,216	18,727,343	5,472,544
Other intangible assets	78,957,841	5	11,352,744	102,204	(3,384)	50,374,766	1,028	11,882	9,548,981	59,912,893	30,292,104
Total intangible assets	101,633,067		12,877,708	102,204	(3,687)	66,253,575	346	11,882	12,398,197	78,640,236	35,764,648

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	19,827,662	5	2,664,739		182,825	12,128,959	6,858		3,742,992	15,878,809	6,796,417
Other intangible assets	64,359,023	5	14,829,016	68,173	(162,025)	38,799,965	(2,704)	2,668	11,530,640	50,325,233	28,632,608
Total intangible assets	84,186,685		17,493,755	68,173	20,800	50,928,924	4,154	2,668	15,273,632	66,204,042	35,429,025
68	Jorge Pablo Brito Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	09/30/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	218,794,591	10.89	312,135,488	11.86
50 next largest customers	141,870,816	7.06	267,993,257	10.18
100 next largest customers	85,152,753	4.24	125,062,687	4.75
Other customers	1,563,336,431	77.81	1,926,414,721	73.21

Total	2,009,154,591	100.00	2,631,606,153	100.00
69	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,938,477,584	107,264,316	10,757,052	1,724,094	134,254	16,392	2,058,373,692
From the non-financial government sector	175,716,112	4,517,592	2,162,334			1,697	182,397,735
From the financial sector	3,452,363						3,452,363
From the non-financial private sector and foreign residents	1,759,309,109	102,746,724	8,594,718	1,724,094	134,254	14,695	1,872,523,594

Liabilities at fair value through profit or loss	10,534,801						10,534,801

Derivative instruments	15,916	21,795	1,790				39,501

Repo transactions	38,898,523						38,898,523
Other financial institutions	38,898,523						38,898,523

Other financial liabilities	314,620,872	716,872	677,532	1,147,474	1,780,782	3,388,276	322,331,808

Financing received from the Central Bank of Argentina and other financial institutions	1,065,050	2,313,244	2,172,624				5,550,918

Issued corporate bonds		19,946	19,946	5,476,838			5,516,730

Subordinated corporate bonds		4,639,473		4,639,473	9,278,947	153,598,477	172,156,370

Total	2,303,612,746	114,975,646	13,628,944	12,987,879	11,193,983	157,003,145	2,613,402,343

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

70	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	2,411,060,310	230,654,707	40,129,386	3,864,242	24,977	74,841	2,685,808,463
From the non-financial government sector	218,977,706	6,876,575	2,071,523	9,136			227,934,940
From the financial sector	3,358,992						3,358,992
From the non-financial private sector and foreign residents	2,188,723,612	223,778,132	38,057,863	3,855,106	24,977	74,841	2,454,514,531

Liabilities at fair value through profit or loss	1,068,628						1,068,628

Derivative instruments	3,484	1,332					4,816

Other financial liabilities	265,666,507	865,996	786,340	1,496,218	2,489,862	5,751,195	277,056,118

Financing received from the Central Bank of Argentina and other financial institutions	593,977	1,051,220	3,284,730	91,355			5,021,282

Issued corporate bonds		20,262	19,602	40,525	5,584,331		5,664,720

Subordinated corporate bonds			4,773,098	4,773,098	9,546,195	162,795,445	181,887,836

Total	2,678,392,906	232,593,517	48,993,156	10,265,438	17,645,365	168,621,481	3,156,511,863

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

71	Jorge Pablo Brito Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	09/30/2023
Provisions for eventual commitments	1,415,488	350,168			(831,637)	934,019
For administrative, disciplinary and criminal penalties	1,017				(517)	500
Other	4,095,136	2,951,491	25,594	1,515,014	(2,500,554)	3,005,465

Total provisions	5,511,641	3,301,659	25,594	1,515,014	(3,332,708)	3,939,984

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2022
Provisions for eventual commitments	1,349,828	975,148			(909,488)	1,415,488
For administrative, disciplinary and criminal penalties	1,974				(957)	1,017
Other	5,144,301	5,338,488		3,626,740	(2,760,913)	4,095,136

Total provisions	6,496,103	6,313,636		3,626,740	(3,671,358)	5,511,641
72	Jorge Pablo Brito Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	09/30/2023					12/31/2022
		Total per currency				Total
Item	Total parent company and local branches	US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	382,774,653	379,411,108	2,462,453	81,717	819,375	427,904,283
Debt securities at fair value through profit or loss (1)	800,744,655	800,744,655				361,478,723
Other financial assets	33,829,682	33,828,948	704		30	31,842,473
Loans and other financing	77,101,416	75,304,572	10,265		1,786,579	73,012,810
From the non-financial private sector and foreign residents	77,101,416	75,304,572	10,265		1,786,579	73,012,810
Other debt securities	50,680,099	50,680,099				109,365,968
Financial assets delivered as guarantee	14,568,050	14,545,834	22,216			9,950,102
Equity Instruments at fair value through profit or loss	446,162	446,162				323,821

Total assets	1,360,144,717	1,354,961,378	2,495,638	81,717	2,605,984	1,013,878,180

Liabilities
Deposits	313,413,156	312,670,771	742,385			347,430,607
Non-financial government sector	12,231,237	12,231,237				12,520,379
Financial sector	3,076,432	3,076,432				2,842,689
Non-financial private sector and foreign residents	298,105,487	297,363,102	742,385			332,067,539
Liabilities at fair value through profit or loss	10,534,764	10,534,764				1,068,628
Other financial liabilities	38,881,399	38,233,200	592,425		55,774	32,704,522
Financing from Central Bank of Argentina and other financial institutions	5,270,245	3,471,010	12,656		1,786,579	4,870,819
Issued corporate bonds	5,453,357	5,453,357				5,516,677
Subordinated corporate bonds	144,483,267	144,483,267				146,532,380
Other non-financial liabilities	1,203,274	1,203,274				109,832

Total liabilities	519,239,462	516,049,643	1,347,466		1,842,353	538,233,465

(1)	Mainly including Argentine government discount bonds in dual currency for 667,974,973 and Argentine government Treasury bonds tied to the US dollar for 88,769,969.

73	Jorge Pablo Brito Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
For measurement of financial assets at fair value through profit or loss
(Loss) / Gain from government securities	(60,766,935)	20,018,304	43,423,051	56,617,494
Gain from private securities	16,023,709	21,710,331	16,787,672	29,144,928
Gain from derivative financial instruments
Forward transactions	826,538	1,715,152	250,612	271,129
Loss from other financial assets	(1,047,023)	(814,852)	(82,366)	(103,923)
Gain / (Loss) from equity instruments at fair value through profit or loss	1,791,319	1,825,041	(186,516)	13,610,660
Gain from sales or decreases of financial assets at fair value (1)	7,248,486	8,891,146	643,313	4,499,275
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(433,863)	(4,405,842)

Total	(36,357,769)	48,939,280	60,835,766	104,039,563

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

74	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Interest income
for cash and bank deposits	1,270,473	3,202,881	231,026	286,006
for government securities	190,065,241	581,604,747	158,699,291	226,036,554
for private securities	83,080	368,230	78,595	228,643
for loans and other financing
Non-financial public sector	4,009,810	9,010,730	711,226	2,399,782
Financial sector	568,429	1,079,327	197,945	739,906
Non-financial private sector
Overdrafts	27,341,267	64,456,568	15,587,903	35,414,483
Documents	28,207,980	62,114,419	14,703,678	35,893,876
Mortgage loans	21,805,160	63,206,443	20,261,691	56,621,116
Pledge loans	1,705,573	4,555,716	1,438,783	4,799,906
Personal loans	38,195,218	122,465,080	44,269,780	137,381,380
Credit cards	32,044,714	93,937,848	20,636,884	56,550,839
Financial leases	363,705	718,735	178,701	469,146
Other	29,059,713	70,792,693	14,110,169	38,247,012
for repo transactions
Central Bank of Argentina	37,563,220	73,509,754	9,130,382	12,159,058
Other financial institutions	16,678	43,529	172,711	649,861

Total	412,300,261	1,151,066,700	300,408,765	607,877,568
Interest expenses
for Deposits
Non-financial Private sector
Checking accounts	(21,220,370)	(49,168,945)	(8,003,670)	(13,317,569)
Saving accounts	(2,739,010)	(7,763,530)	(2,158,326)	(5,450,259)
Time deposits and investments accounts	(286,507,651)	(728,526,125)	(162,113,157)	(360,297,772)
for financing received from Central Bank of Argentina and other financial institutions	(236,446)	(888,094)	(283,771)	(645,269)
for repo transactions
Other financial institutions	(2,156,542)	(7,281,804)	(208,429)	(1,877,066)
for other financial liabilities	(1,185,734)	(3,017,325)	(465,875)	(1,010,686)
for issued corporate bonds	(28,284)	(81,472)	(27,272)	(572,605)
for other subordinated corporate bonds	(2,360,621)	(6,787,379)	(2,285,743)	(7,106,766)

Total	(316,434,658)	(803,514,674)	(175,546,243)	(390,277,992)
75	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
for debt government securities	16,826,528	73,650,831	(1,969,508)	(365,838)	26,417,955	232,832,551	20,123,708	3,273,589
Total	16,826,528	73,650,831	(1,969,508)	(365,838)	26,417,955	232,832,551	20,123,708	3,273,589

	Income of the period
Item	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Commissions income
Commissions related to obligations	22,299,782	67,934,984	21,514,365	64,720,741
Commissions related to credits	192,197	534,522	223,008	607,468
Commissions related to loans commitments and financial guarantees	21,058	44,820	4,530	7,177
Commissions related to securities value	1,346,585	3,418,306	489,621	1,817,559
Commissions for credit cards	12,799,933	38,653,531	12,725,458	38,520,884
Commissions for insurances	1,901,682	6,129,585	2,005,276	6,521,042
Commissions related to trading and foreign exchange transactions	869,614	2,614,911	783,882	2,457,028

Total	39,430,851	119,330,659	37,746,140	114,651,899

Commissions expenses
Commissions related to trading with debt securities	(69,915)	(173,074)	(92,812)	(105,434)
Commissions related to trading and foreign exchange transactions	(227,710)	(685,824)	(217,870)	(401,416)
Other
Commissions paid ATM exchange	(2,451,704)	(7,146,894)	(2,400,400)	(7,520,429)
Checkbooks commissions and clearing houses	(788,075)	(2,381,683)	(720,365)	(2,038,361)
Credit cards and foreign trade commissions	(402,545)	(1,173,542)	(377,840)	(1,134,740)

Total	(3,939,949)	(11,561,017)	(3,809,287)	(11,200,380)
76	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with a significant increase in credit risk	Monetary effect generated by allowances	09/30/2023
Other financial assets	184,949	80,490			(115,043)	150,396
Loans and other financing	22,351,345	5,576,267	2,538,532	7,093,388	(15,846,568)	21,712,964
Other financial institutions	16,539	21,782			(15,093)	23,228
To the non-financial private sector and foreign residents						0
Overdrafts	1,070,337	596,328	59,614	480,073	(886,508)	1,319,844
Documents	1,150,186	984,408	310,565	374,975	(964,885)	1,855,249
Mortgage loans	2,425,451	(262,280)	323,887	806,505	(1,485,622)	1,807,941
Pledge loans	385,253	(32,540)	93,448	4,412	(223,621)	226,952
Personal loans	8,426,019	1,795,969	311,518	2,377,219	(5,670,895)	7,239,830
Credit cards	5,618,716	1,735,411	833,702	2,792,039	(4,425,837)	6,554,031
Financial leases	43,954	(9,597)	6,236	8,852	(29,950)	19,495
Other	3,214,890	746,786	599,562	249,313	(2,144,157)	2,666,394
Eventual commitments	1,415,488	377,865	(3,826)		(855,508)	934,019
Other debt securities	1,616	4,593			(2,328)	3,881
Total of allowances	23,953,398	6,039,215	2,534,706	7,093,388	(16,819,447)	22,801,260

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2022
Other financial assets	104,659	169,424			(89,134)	184,949
Loans and other financing	38,113,618	4,808,329	(4,991,725)	2,712,029	(18,290,906)	22,351,345
Other financial institutions	14,445	8,847			(6,753)	16,539
To the non-financial private sector and foreign residents
Overdrafts	2,803,088	533,734	9,091	(1,128,558)	(1,147,018)	1,070,337
Documents	3,805,253	(63,032)	(929,431)	39,964	(1,702,568)	1,150,186
Mortgage loans	7,907,277	575,786	(4,924,350)	1,733,100	(2,866,362)	2,425,451
Pledge loans	488,937	190,245	(35,509)	(26,576)	(231,844)	385,253
Personal loans	9,816,194	2,017,597	1,073,467	1,112,338	(5,593,577)	8,426,019
Credit cards	6,391,938	1,349,377	1,082,518	648,295	(3,853,412)	5,618,716
Financial leases	57,851	26,808	73	(9,540)	(31,238)	43,954
Other	6,828,635	168,967	(1,267,584)	343,006	(2,858,134)	3,214,890
Eventual commitments	1,349,828	877,313	194,883		(1,006,536)	1,415,488
Other debt securities	2,148	786			(1,318)	1,616
Total of allowances	39,570,253	5,855,852	(4,796,842)	2,712,029	(19,387,894)	23,953,398
77	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	09/30/2023	12/31/2022
ASSETS
Cash and deposits in banks	9		424,324,887	487,587,127
Cash			107,379,852	56,093,035
Central Bank of Argentina			219,374,095	291,575,393
Other local and foreign entities			97,547,309	139,894,080
Other			23,631	24,619
Debt securities at fair value through profit or loss	9	A	759,475,043	399,672,695
Derivative financial instruments	9		768,978	87,150
Repo transactions	9		157,364,611	125,809,935
Other financial assets	5, 7 and 9	R	116,924,175	87,884,896
Loans and other financing	6, 7 and 9	B, C, D and R	1,140,874,030	1,215,605,783
Non-financial public sector			3,160,875	4,483,407
Other financial entities			14,538,086	1,883,890
Non-financial private sector and foreign residents			1,123,175,069	1,209,238,486
Other debt securities	7 and 9	A and R	591,518,427	1,481,905,783
Financial assets delivered as guarantee	9 and 30		51,106,459	61,140,324
Equity instruments at fair value through profit or loss	8 and 9	A	1,762,048	1,434,122
Investment in subsidiaries, associates and joint arrangements	11		48,141,142	36,163,398
Property, plant and equipment		F	207,917,940	206,788,849
Intangible assets		G	35,218,714	35,191,297
Other non-financial assets	12		24,035,338	23,349,967
Non-current assets held for sale			16,870,874	17,991,543
TOTAL ASSETS			3,576,302,666	4,180,612,869

78	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	09/30/2023	12/31/2022
LIABILITIES
Deposits	9 and 14	H and I	1,997,087,370	2,616,359,426
Non-financial public sector			177,707,333	223,368,942
Financial sector			3,452,362	3,358,992
Non-financial private sector and foreign residents			1,815,927,675	2,389,631,492
Derivative financial instruments	9	I	39,501	4,816
Repo transactions	9	I	38,794,740
Other financial liabilities	9 and 15	I	230,970,967	233,431,928
Financing received from the Central Bank of Argentina and other financial institutions	9	I	5,506,905	4,974,902
Issued corporate bonds	9 and 35	I	5,951,537	6,102,122
Current income tax liabilities	20		19,743,384	18,193,919
Subordinated corporate bonds	9 and 35	I	144,881,690	146,826,033
Provisions	16	J and R	3,912,818	5,490,833
Deferred income tax liabilities			24,986,915	26,857,812
Other non-financial liabilities	17		96,856,602	81,405,160
TOTAL LIABILITIES			2,568,732,429	3,139,646,951
SHAREHOLDERS’ EQUITY
Capital stock	28	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to shareholders’ equity			365,521,317	365,521,317
Earnings reserved			545,145,564	574,601,010
Unappropriated retained earnings			397,812	277,517
Accumulated Other Comprehensive Income			161,001	63,762
Net income of the period / fiscal year			83,275,349	87,433,118
TOTAL SHAREHOLDERS’ EQUITY			1,007,570,237	1,040,965,918
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			3,576,302,666	4,180,612,869

Notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

79	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Interest income		Q	424,904,083	1,218,586,457	326,206,476	839,312,355
Interest expense		Q	(315,329,862)	(800,737,889)	(175,142,111)	(389,350,558)
Net interest income			109,574,221	417,848,568	151,064,365	449,961,797

Commissions income	21	Q	38,320,233	116,663,799	37,506,646	113,568,895
Commissions expense		Q	(2,912,999)	(8,977,799)	(3,244,134)	(9,394,711)
Net commissions income			35,407,234	107,686,000	34,262,512	104,174,184
Subtotal (Net interest income plus Net commissions income)			144,981,455	525,534,568	185,326,877	554,135,981

Net gain from measurement of financial instruments at fair value through profit or loss		Q	(54,381,907)	20,086,786	53,976,786	90,112,081
Profit from sold or derecognized assets at amortized cost			137,288	137,389		(12)
Differences in quoted prices of gold and foreign currency	22		237,106,892	399,109,882	37,676,589	62,967,237
Other operating income	23		9,237,291	23,632,445	7,547,366	25,849,546
Allowances for loan losses			(4,823,343)	(18,062,367)	(3,405,975)	(8,174,661)
Net operating income			332,257,676	950,438,703	281,121,643	724,890,172

Employee benefits	24		(41,705,420)	(119,729,843)	(41,377,670)	(117,306,922)
Administrative expenses	25		(21,864,588)	(62,741,147)	(19,155,038)	(56,894,755)
Depreciation and amortization of fixed assets		F and G	(8,115,329)	(24,322,344)	(7,726,968)	(22,656,053)
Other operating expenses	26		(44,345,169)	(131,871,621)	(40,342,513)	(109,861,204)
Operating income			216,227,170	611,773,748	172,519,454	418,171,238

Income from subsidiaries, associates and joint arrangements	11		8,960,797	11,563,055	2,127,505	5,432,323
Loss on net monetary position			(212,071,754)	(500,811,167)	(137,056,998)	(344,327,969)

Income before tax on continuing operations			13,116,213	122,525,636	37,589,961	79,275,592
Income tax on continuing operations	20.b)		(5,631,566)	(39,250,287)	(16,467,379)	(25,574,552)
Net income from continuing operations			7,484,647	83,275,349	21,122,582	53,701,040
Net income of the period			7,484,647	83,275,349	21,122,582	53,701,040

80	Jorge Pablo Brito Chairperson

SEPARATE EARNINGS PER SHARE

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Net profit attributable to parent’s shareholders	7,484,647	83,275,349	21,122,582	53,701,040
Plus: Potential diluted earnings per common share
Net profit attributable to parent’s shareholders adjusted as per diluted earnings	7,484,647	83,275,349	21,122,582	53,701,040
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	11.7055	130.2372	33.0343	83.9849
81	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	Exhibits	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Net income of the period			7,484,647	83,275,349	21,122,582	53,701,040
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in Financial Statements conversion			128,071	(308,074)	(423,023)	(1,753,873)
Foreign currency translation differences of the period			128,071	(308,074)	(423,023)	(1,753,873)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(1,450,343)	366,548	5,529,007	(3,747,478)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(1,874,821)	(404,603)	20,274,162	3,991,178
Adjustment for reclassification of the period			(356,476)	968,523	(11,767,998)	(9,756,530)
Income tax	20.b)		780,954	(197,372)	(2,977,157)	2,017,874
Interest in Other Comprehensive (Loss) / Income of associates and joint ventures accounted for using the participation method			(94,687)	38,765	(150,454)	(717,589)
(Loss) / Income of the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(94,687)	38,765	(150,454)	(717,589)
Total Other Comprehensive (Loss) / Income that will be reclassified to profit or loss			(1,416,959)	97,239	4,955,530	(6,218,940)
Total Other Comprehensive (Loss) / Income			(1,416,959)	97,239	4,955,530	(6,218,940)
Total Comprehensive Income of the period			6,067,688	83,372,588	26,078,112	47,482,100

Notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

82	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders´ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	365,521,317	914,308	(850,546)	206,087,542	368,513,468	87,710,635	1,040,965,918
Total comprehensive income of the period
- Net income of the period									83,275,349	83,275,349
- Other comprehensive income of the period					(308,074)	405,313				97,239
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							17,486,625		(17,486,625)
- Reserve for dividends pending Central Bank of Argentina’s authorization (1)								(46,942,071)	(68,581,526)	(115,523,597)
- Personal assets tax on shares and equity interests									(1,244,672)	(1,244,672)
Amount at the end of the period		639,413	12,429,781	365,521,317	606,234	(445,233)	223,574,167	321,571,397	83,673,161	1,007,570,237

(1)	Seer Note 31 to the condensed consolidated interim Financial Statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders´ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	365,521,317	2,374,940	8,981,800	191,681,472	290,413,864	72,030,346	944,072,933
Total comprehensive income of the period
- Net income of the period									53,701,040	53,701,040
- Other comprehensive income of the period					(1,753,873)	(4,465,067)				(6,218,940)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 29, 2022
- Legal reserve							14,406,069		(14,406,069)
- Reserve for dividends pending Central Bank of Argentina’s authorization								78,099,605	(56,144,821)	21,954,784
- Personal assets tax on shares and equity interests									(1,201,939)	(1,201,939)
Amount at the end of the period		639,413	12,429,781	365,521,317	621,067	4,516,733	206,087,541	368,513,469	53,978,557	1,012,307,878

Notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

83	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	09/30/2023	09/30/2022
Cash flows from operating activities
Income of the period before income tax		122,525,636	79,275,592
Adjustment for the total monetary effect of the period		500,811,167	344,327,969
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		24,322,344	22,656,053
Allowance for loan losses		18,062,367	8,174,661
Difference in quoted prices of foreign currency		(171,371,572)	(115,031,691)
Other adjustments		318,071,732	198,254,149

Net increase / (decrease) from operating assets:

Debt securities at fair value through profit or loss		(359,802,348)	(288,826,309)
Derivative financial instruments		(681,828)	(323,627)
Repo transactions		(31,554,676)	(24,598,269)
Loans and other financing
Non-financial public sector		1,322,532	5,162,202
Other financial entities		(12,654,196)	3,739,482
Non-financial private sector and foreign residents		68,001,050	167,372,451
Other debt securities		209,501,959	85,649,363
Financial assets delivered as guarantee		10,033,865	5,833,109
Equity instruments at fair value through profit or loss		(327,926)	7,040,654
Other assets		(41,405,989)	44,613,678

Net increase / (decrease) from operating liabilities:

Deposits
Non-financial public sector		(45,661,609)	97,941,636
Financial sector		93,370	(769,143)
Non-financial private sector and foreign residents		(573,703,817)	247,500,542
Derivative financial instruments		34,685	(5,503)
Repo transactions		38,794,740	835,220
Other liabilities		(10,585,512)	(59,465,589)
Income tax payments		(12,638,957)	(922,692)

Total cash from operating activities (A)		51,187,017	828,433,938
84	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Items	Notes	09/30/2023	09/30/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(22,550,935)	(40,567,122)
Other payments related to investing activities			(90,826)
Total cash used in investing activities (B)		(22,550,935)	(40,657,948)
Cash flows from financing activities
Payments:
Dividends	38	(16,695)	(30,682,677)
Non-subordinated corporate bonds		(59,661)	(9,615,733)
Subordinated corporate bonds		(4,282,616)	(4,711,518)
Other payments related to financing activities		(2,057,624)	(1,551,522)
Collections / Incomes:
Non subordinated corporate bonds			5,992,062
Financing to local financial entities		801,970	4,877,598
Total cash used in financing activities (C)		(5,614,626)	(35,691,790)
Effect of exchange rate fluctuations (D)		276,180,890	171,372,758
Monetary effect on cash and cash equivalents (E)		(942,980,855)	(658,545,387)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(643,778,509)	264,911,571
Cash and cash equivalents at the beginning of the fiscal year	27	1,486,117,398	1,190,354,777
Cash and cash equivalents at the end of the period	27	842,338,889	1,455,266,348

Notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

85	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2022, already issued, this is a structured entity in which the Bank has control.

During 2022, 2021 and 2020 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 629,854 (not restated). On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. In addition, on October 27, 2022, the Bank subscribed 178,911,312 shares for a face value of ARS 1 related to the abovementioned irrevocable capital contributions. As a consequence, the Bank’s new interest in this company is 9.6984%. Additionally, on February 23, 2023, the Bank made a new irrevocable capital contribution for an amount of 347,371 (not restated). See also Note 1 to the condensed consolidated interim Financial Statements.

On May 18, 2023, Banco Macro SA acquired 100% of Macro Agro SAU’s (formerly known as Comercio Interior SAU) capital stock at USD 5,218,800 payable with the proceeds of this Company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 10.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA), authorized the acquisition by Banco Macro S.A. of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 1 to the condensed consolidated interim Financial Statements.

On November 22, 2023, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	In March 2022, the Bank’s holding in Prisma Medios de Pago SA (Prisma) was transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the nine-month period ended September 30, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of September 30, 2022.

c)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also Notes 9 and 43 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income of the period ended September 30, 2023, would have recorded a decrease in “other operating income” for an amount of 2,779,239 and in “Loss on net monetary position” for an amount of 71,348 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 2,573,067, and as a counterpart an increase in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the nine-month period ended September 30, 2023.

Applicable Accounting Policies

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements as of December 31, 2022, already issued, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 10, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate interim statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

New standards adopted

New standards adopted are described in Note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2023 and December 31, 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	858,996,179	1,358,898,790
Guarantees granted (1)	30,429,681	10,549,945
Overdraft and unused agreed commitments (1)	2,468,023	1,245,912
Subtotal	891,893,883	1,370,694,647
Less: Allowance for ECL	(916,853)	(1,394,680)
Total	890,977,030	1,369,299,967

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 343,684 and 74,985, as of September 30, 2023 and December 31, 2022, respectively. The Overdraft and unused agreed commitments include an amount of 749,338 and 921,304, as of September 30, 2023 and December 31, 2022, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Receivables from spot sales of foreign currency pending settlement	63,305,292	32,508,664
Sundry debtors (see Note 8)	51,198,761	54,236,538
Receivables from other spot sales	873,846
Receivables from spot sales of government securities pending settlement	559,379	446,905
Private securities	63,401	100,387
Other	1,073,892	777,351
Subtotal	117,074,571	88,069,845
Less: Allowances for ECL	(150,396)	(184,949)
Total	116,924,175	87,884,896

Disclosures related to allowance for ECL are detailed in Note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss.”

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Non-financial public sector (1)	3,160,875	4,483,407
Other financial entities	14,538,086	1,883,890
Other financial entities	14,561,314	1,900,429
Less: allowance for ECL	(23,228)	(16,539)
Non-financial private sector and foreign residents	1,123,175,069	1,209,238,486
Overdrafts	112,879,615	100,018,015
Documents	214,617,635	164,757,115
Mortgage loans	108,865,166	125,762,379
Pledge loans	18,738,216	19,464,447
Personal loans	198,376,322	289,550,202
Credit cards	341,324,685	387,569,462
Financial leases	1,469,069	2,817,300
Other	148,497,043	141,609,053
Less: allowance for ECL	(21,592,682)	(22,309,487)
Total	1,140,874,030	1,215,605,783

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the condensed consolidated interim Financial Statements, details the allowances recognized by the Bank under this concept.

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

8.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss, as of September 30, 2023 and December 31, 2022, is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA, see also Note 10 to the condensed consolidated interim Financial Statements.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 11 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2023 and December 31, 2022:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	759,475,043	758,516,107		958,936
Derivatives financial instruments	768,978		768,978
Other financial assets	63,401			63,401
Financial assets delivered as guarantee	6,351,012	6,351,012
Equity instruments at fair value through profit or loss	1,762,048	285,126		1,476,922

At fair value through OCI
Other debt securities	53,071,390	53,071,390
Financial assets delivered as guarantee	4,938,485	4,938,485

Total	826,430,357	823,162,120	768,978	2,499,259

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	39,501	38,361	1,140

Total	39,501	38,361	1,140

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	399,672,695	397,576,453		2,096,242
Derivatives financial instruments	87,150	38,991	48,159
Other financial assets	100,387			100,387
Equity instruments at fair value through profit or loss	1,434,122	42,575		1,391,547

At fair value through OCI
Other debt securities	263,825,372	263,825,372

Total	665,119,726	661,483,391	48,159	3,588,176

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	4,816		4,816

Total	4,816		4,816

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, for the financial assets recognized at fair value, categorized as level 3:

	As of September 30, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,096,242	100,387	1,391,547
Transfers to level 3
Transfers from level 3 (1)			(91,741)
Profit and loss	919,849	24,308	1,084,278
Recognition and derecognition	(1,003,534)
Monetary effects	(1,053,621)	(61,294)	(907,162)
Amount at the end of the period	958,936	63,401	1,476,922

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	4,419,260	122,758	8,357,711
Transfers to level 3
Transfers from level 3
Profit and loss	1,485,522	10,288	7,305
Recognition and derecognition	(1,629,197)	42,786	(5,095,099)
Monetary effects	(2,179,343)	(75,445)	(1,878,370)
Amount at the end of the fiscal year	2,096,242	100,387	1,391,547

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices (unadjusted) observable in active markets as of September 30, 2023.

Note 11 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period or fiscal year, as applicable.

Except for the foregoing, as of September 30, 2023 and December 31, 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2023 and December 31, 2022:

	09/30/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	424,324,887	424,324,887			424,324,887
Repo transactions	157,364,611	157,364,611			157,364,611
Other financial assets	116,860,774	116,860,774			116,860,774
Loans and other financing	1,140,874,030			977,994,153	977,994,153
Other debt securities	538,447,037	540,934,916	2,427,218	24,850	543,386,984
Financial assets delivered as guarantee	39,816,962	39,816,962			39,816,962
Total	2,417,688,301	1,279,302,150	2,427,218	978,019,003	2,259,748,371

Financial liabilities
Deposits	1,997,087,370	983,744,487		997,092,343	1,980,836,830
Repo transactions	38,794,740	38,794,740			38,794,740
Other financial liabilities	230,970,967	224,648,275	5,740,162		230,388,437
Financing received from the BCRA and other financial institutions	5,506,905	5,189,298	317,607		5,506,905
Issued corporate bonds	5,951,537		5,992,741		5,992,741
Subordinated corporate bonds	144,881,690		116,636,765		116,636,765
Total	2,423,193,209	1,252,376,800	128,687,275	997,092,343	2,378,156,418

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	487,587,127	487,587,128			487,587,128
Repo transactions	125,809,935	125,809,935			125,809,935
Other financial assets	87,784,509	87,784,510			87,784,510
Loans and other financing	1,215,605,783			1,060,324,917	1,060,324,917
Other debt securities	1,218,080,411	1,039,569,131	167,944,127	195,642	1,207,708,900
Financial assets delivered as guarantee	61,140,324	61,140,324			61,140,324
Total	3,196,008,089	1,801,891,028	167,944,127	1,060,520,559	3,030,355,714

Financial liabilities
Deposits	2,616,359,426	1,304,616,942		1,309,594,487	2,614,211,429
Other financial liabilities	233,431,928	224,696,699	8,881,560		233,578,259
Financing received from the BCRA and other financial institutions	4,974,902	4,839,360	104,606		4,943,966
Issued corporate bonds	6,102,122		5,959,377		5,959,377
Subordinated corporate bonds	146,826,033		119,831,697		119,831,697
Total	3,007,694,411	1,534,153,001	134,777,240	1,309,594,487	2,978,524,728

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

10.	BUSINESS COMBINATIONS

10.1. Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Entity acquired 100% of the share capital and votes of Macro Agro SAU (formerly known as Comercio Interior SAU) from Inversora Juramento SA. Detailed information on this transaction is included in Note 12.1 to the condensed consolidated interim Financial Statements.

10.2. Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Entity would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 12.2 to the condensed consolidated interim Financial Statements.

11.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in Note 13 to the condensed consolidated interim Financial Statements.

12.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Investment property (see Exhibit F)	16,776,521	16,164,070
Advanced prepayments	3,646,181	4,683,969
Tax advances	3,547,099	2,419,361
Other	65,537	82,567
Total	24,035,338	23,349,967

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

As of September 30, 2023 and December 31, 2022, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	2,805								2,805
Other financial assets				5,876,061	440,000				6,316,061
Loans and other financing (3)
Documents								40,088	40,088
Overdraft							58,508	2,106,633	2,165,141
Credit cards							328,954	63,329	392,283
Lease					17,593			54,833	72,426
Personal loans							544		544
Mortgage loans							929,082		929,082
Other loans (4)							262,366	3,687,007	3,949,373
Guarantee granted								8,799,037	8,799,037
Total assets	2,805			5,876,061	457,593		1,579,454	14,750,927	22,666,840
Liabilities
Deposits		13,239,509	69,004	149	4,833	149,034	1,643,766	1,678,329	16,784,624
Other financial liabilities							1,066	7,735	8,801
Issued corporate bonds		498,179							498,179
Subordinated corporate bonds				344,094	54,330				398,424
Other non-financial liabilities								2,260,351	2,260,351
Total liabilities		13,737,688	69,004	344,243	59,163	149,034	1,644,832	3,946,415	19,950,379

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of September 30, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 14,115,398, 44,688, 2,258,394 and 26,686,886, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	2,883							2,883
Other financial assets				6,129,132				6,129,132
Loans and other financing (3)
Documents						114,274	855,117	969,391
Overdraft						331,569	101,210	432,779
Credit cards							135,473	135,473
Lease						2,361		2,361
Personal loans						1,102,260		1,102,260
Mortgage loans		4,293,335				308,483	2,844,358	7,446,176
Other loans (4)							3,128,566	3,128,566
Total assets	2,883	4,293,335		6,129,132		1,858,947	7,064,724	19,349,021
Liabilities
Deposits		6,097,894	118,108	236	172,089	2,036,216	2,430,269	10,854,812
Other financial liabilities						1,042	23,712	24,754
Issued corporate bonds		585,444						585,444
Subordinated corporate bonds				293,653				293,653
Other non-financial liabilities							41,069	41,069
Total liabilities		6,683,338	118,108	293,889	172,089	2,037,258	2,495,050	11,799,732

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and Other related parties amounted to 9,199,534, 5,150,833, 2,575,658 and 34,210,943, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2023 and 2022 with related parties are as follows:

	As of September 30, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Income / (Loss)
Interest income		7,165			9,259		765,051	2,232,513	3,013,988
Interest expense						(48,256)	(121,685)	(38,306)	(208,247)
Commissions income		45,363		1,395		660	171	32,649	80,238
Commissions expense				(22,822)			(69)	(42)	(22,933)
Other operating income		138,171	21	4,555,771	1,183			88	4,695,234
Administrative expense								(1,194,210)	(1,194,210)
Other operating expense								(166,406)	(166,406)
Total Income / (Loss)		190,699	21	4,534,344	10,442	(47,596)	643,468	866,286	6,197,664

	As of September 30, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (Loss)
Interest income		8,781				442,333	2,959,330	3,410,444
Interest expense					(29,035)	(165,304)	(25,117)	(219,456)
Commissions income		30,908		1,373	558	114	84,814	117,767
Commissions expense				(12,839)		(41)	(836)	(13,716)
Other operating income	10	5,030	62	1,879,355			88	1,884,545
Administrative expense							(765,966)	(765,966)
Other operating expense		(29,478)					(117,292)	(146,770)
Total Income / (Loss)	10	15,241	62	1,867,889	(28,477)	277,102	2,135,021	4,266,848

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2023 and 2022 amounted to 1,382,994 and 1,387,358, respectively.

In addition, fees received by the Directors as of September 30, 2023 and 2022 amounted to 3,907,958 and 2,620,209, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	09/30/2023	12/31/2022
Board of Directors	14	12
Senior managers of the key management personnel	11	11
Total	25	23

14.	DEPOSITS

The composition of deposits as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Non-financial public sector	177,707,333	223,368,942
Financial sector	3,452,362	3,358,992
Non-financial private sector and foreign residents	1,815,927,675	2,389,631,492
Checking accounts	229,334,716	304,055,776
Saving accounts	658,152,316	857,923,845
Time deposits	886,884,948	1,154,713,449
Investment accounts	6,524,870	41,614,317
Other	35,030,825	31,324,105
Total	1,997,087,370	2,616,359,426

15.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Credit and debit card settlement - due to merchants	123,169,840	149,339,193
Amounts payable for spot purchases of foreign currency pending settlement	63,366,640	32,606,571
Amounts payable for spot purchases of government securities pending settlement	15,100,635	19,869,155
Payment orders pending to foreign exchange settlement	8,299,547	10,485,424
Collections and other transactions on account and behalf of others	7,208,436	5,700,070
Finance leases liabilities	3,793,872	3,972,164
Other	10,031,997	11,459,351
Total	230,970,967	233,431,928

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of September 30, 2023 and December 31, 2022.

The expected terms to settle these obligations are as follows:

	09/30/2023
Composition	Within 12 months	Over 12 months	09/30/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	1,017
Letters of credits, guarantees and other commitments (1)	916,853		916,853	1,394,680
Commercial claims in progress (2)	389,985	405,903	795,888	1,004,803
Labor lawsuits	431,695	91,674	523,369	541,125
Pension funds - reimbursement	494,547	577,981	1,072,528	1,053,317
Other	3,300	600,380	603,680	1,495,891
Total	2,236,380	1,676,438	3,912,818	5,490,833

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 37.2.

17.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Withholdings	26,488,640	32,006,252
Salaries, bonuses and payroll taxes payables	24,483,320	21,654,730
Dividends payable	21,120,295
Taxes payables	15,748,706	15,665,806
Miscellaneous payables	7,427,140	5,669,548
Retirement pension payment orders pending settlement	1,024,110	2,285,236
Directors’ and syndics’ fees payable	2,000	1,137,908
Other	562,391	2,985,680
Total	96,856,602	81,405,160

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

18.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2023 and December 31, 2022:

09/30/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	424,324,887
Debt securities at fair value through profit or loss		751,532,241	7,942,802
Derivative financial instruments		768,978
Repo transactions		157,364,611
Other financial assets	17,370,326	75,014,936	24,538,913
Loans and other financing (1)	1,146,157	878,838,107	260,889,766
Other debt securities		478,430,616	113,087,811
Financial assets delivered as guarantee	39,816,962	11,289,497
Equity instruments at fair value through profit or loss	1,762,048
Total assets	484,420,380	2,353,238,986	406,459,292

Liabilities
Deposits	962,403,725	1,034,620,364	63,281
Derivative financial instruments		39,501
Repo transactions		38,794,740
Other financial liabilities		226,670,638	4,300,329
Financing received from the BCRA and other financial institutions		5,506,905
Issued corporate bonds		5,951,537
Subordinated corporate bonds		4,878,370	140,003,320
Total liabilities	962,403,725	1,316,462,055	144,366,930

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	487,587,127
Debt securities at fair value through profit or loss		372,636,792	27,035,903
Derivative financial instruments		87,150
Repo transactions		125,809,935
Other financial assets	20,332,496	43,666,440	23,885,960
Loans and other financing (1)	2,958,692	871,383,135	341,263,956
Other debt securities		1,377,645,088	104,260,695
Financial assets delivered as guarantee	61,140,324
Equity instruments at fair value through profit or loss	1,434,122
Total assets	573,452,761	2,791,228,540	496,446,514

Liabilities
Deposits	1,286,816,714	1,329,500,704	42,008
Derivative financial instruments		4,816
Other financial liabilities		227,002,440	6,429,488
Financing received from the BCRA and other financial institutions		4,974,902
Issued corporate bonds		14,581	6,087,541
Subordinated corporate bonds		2,890,971	143,935,062
Total liabilities	1,286,816,714	1,564,388,414	156,494,099

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

19.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 21 to the condensed consolidated interim Financial Statements.

20.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 22 to the condensed consolidated interim Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

b)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Current income tax expense	(7,269,731)	24,080,529	12,269,266	15,866,678
(Income) / Loss for deferred income taxes	(1,562,785)	(1,870,897)	3,568,358	8,771,951
Monetary effects	14,464,082	17,040,655	629,755	935,923
Income tax loss recorded in the statement of income	5,631,566	39,250,287	16,467,379	25,574,552
Income tax (profit) / loss recorded in other comprehensive income	(780,954)	197,372	2,977,157	(2,017,874)
Total	4,850,612	39,447,659	19,444,536	23,556,678

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of Note 22 to the condensed consolidated interim Financial Statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, the Bank filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, the Bank filed a reimbursement action with the AFIP requesting that 654,673 paid as income tax for the 2021 tax period be reimbursed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017, On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

21.	COMMISSIONS INCOME

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	22,188,520	67,694,084	21,483,156	64,547,062
Commissions related to credit cards	12,655,917	38,173,837	12,488,029	37,680,460
Commissions related to insurance	1,901,682	6,129,585	2,005,276	6,521,042
Commissions related to trading and foreign exchange transactions	834,540	2,511,203	725,501	2,351,231
Commissions related to securities value	353,718	1,033,775	283,615	927,560
Commissions related to loans and other financing	174,322	443,708	212,107	571,657
Commissions related to financial guarantees granted	21,058	44,820	4,530	7,177

Performance obligations satisfied over certain time period
Commissions related to credit cards	144,017	479,694	237,429	840,424
Commissions related to trading and foreign exchange transactions	35,074	103,708	58,381	105,797
Commissions related to loans and other financing	10,803	47,260	7,788	14,141
Commissions related to obligations	582	2,125	834	2,344
Total	38,320,233	116,663,799	37,506,646	113,568,895

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

22.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Translation of foreign currency assets and liabilities into pesos	236,502,005	397,671,661	36,886,630	60,893,193
Income from foreign currency exchange	604,887	1,438,221	789,959	2,074,044
Total	237,106,892	399,109,882	37,676,589	62,967,237

23.	OTHER OPERATING INCOME

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Adjustments and interest from other receivables	4,463,220	9,276,579	2,333,188	5,059,955
Services	1,936,195	5,682,431	2,027,011	6,134,068
Adjustments from other receivables with CER clauses	1,131,290	3,257,355	1,009,030	2,390,042
Other receivables for financial intermediation	655,726	1,304,158	403,124	1,652,746
Sale of investment in properties and other non-financial assets			(3,383)	49,377
Other	1,050,860	4,111,922	1,778,396	10,563,358
Total	9,237,291	23,632,445	7,547,366	25,849,546

24.	EMPLOYEE BENEFITS

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Remunerations	29,112,011	82,677,330	28,217,927	81,035,294
Payroll taxes	7,189,501	20,363,580	7,164,200	19,431,521
Compensations and bonuses to employees	3,993,140	12,584,303	4,585,902	12,629,324
Employee services	1,410,768	4,104,630	1,409,641	4,210,783
Total	41,705,420	119,729,843	41,377,670	117,306,922

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

25.	ADMINISTRATIVE EXPENSES

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Taxes	4,695,451	11,370,974	3,348,297	9,501,075
Maintenance, conservation and repair expenses	3,174,100	9,313,335	3,083,938	9,136,365
Armored truck, documentation and events	2,414,988	7,581,849	2,697,847	8,081,562
Other fees	2,402,925	6,623,321	1,750,257	5,125,135
Security services	1,954,994	5,670,879	1,896,598	5,725,785
Advertising and publicity	1,799,784	3,816,502	1,003,243	3,483,861
Electricity and communications	1,679,359	5,166,562	1,777,850	5,366,087
Software	1,076,438	4,053,009	1,207,156	3,915,051
Fees to directors and syndics	860,037	3,841,271	792,865	2,210,605
Representation, travel and transportation expenses	409,301	1,148,748	355,130	854,073
Hired administrative services	397,661	1,138,402	151,436	400,268
Insurance	197,652	550,427	216,300	632,694
Stationery and office supplies	158,169	481,877	128,203	392,065
Leases	68,977	243,423	79,951	271,489
Other	574,752	1,740,568	665,967	1,798,640
Total	21,864,588	62,741,147	19,155,038	56,894,755

26.	OTHER OPERATING EXPENSES

	09/30/2023		09/30/2022
Composition	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Turnover tax	27,029,481	77,144,622	22,228,563	60,024,996
From credit cards	10,132,440	28,244,621	9,068,530	25,942,924
Deposit guarantee fund contributions	962,379	2,915,227	970,835	2,844,661
Charges for other provisions	872,827	3,277,079	2,401,402	5,379,739
Insurance claims	387,292	1,154,662	231,620	584,304
Other adjustments and interests for miscellaneous obligations	241,957	941,599	189,491	608,247
Loss from sale or impairment of investment in properties and other non-financial assets	149,662	224,929
Donations	91,339	701,375	331,928	796,724
Taxes	35,883	191,356	141,828	569,624
Loss from sale or impairment of property, plant and equipment			(4,506)	16,328
Other	4,441,909	17,076,151	4,782,822	13,093,657
Total	44,345,169	131,871,621	40,342,513	109,861,204

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

27.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the statement of financial position:

Reconciliation	09/30/2023	12/31/2022	09/30/2022	12/31/2021
Cash and deposits in banks	424,324,887	487,587,127	459,922,979	664,138,351
Debt securities at fair value through profit or loss				19,232
Other debt securities	418,014,002	998,530,271	995,343,369	526,197,194
Total	842,338,889	1,486,117,398	1,455,266,348	1,190,354,777

28.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to September 30, 2023, amounted to 639,413. See also Exhibit K.

29.	DEPOSIT GUARANTEE INSURANCE

Note 32 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.6859% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12503 issued on March 22, 2023.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

30.	RESTRICTED ASSETS

As of September 30, 2023 and December 31, 2022 the following Bank’s assets are restricted:

Composition		09/30/2023	12/31/2022
Debt securities at fair value through profit or loss and other debt securities
•	Central Bank of Argentina liquidity bills in pesos - Maturity: 10/17/2023 securing Interbanking SA.	5,407,323
•	Central Bank of Argentina liquidity bills in pesos - Maturity: 10/17/2023 securing Coelsa SA.	3,244,394
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan. Auction No. 2.	458,608
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	188,300	188,638
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of September 30, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	62,708	169,263
•	Argentine government discount bonds in dual currency - Maturity: 02/28/2024 as of September 30, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	31,042	30,251
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of September 30, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the Regional Economies Competitiveness Program – IDB loan No. 3174/OC-AR.	6,614	68,425
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	9,398,989	456,577

Other financial assets
•	Interests derived from contributions made as protector partner (1).	3,755,625	4,903,166
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,680
	Subtotal Other financial assets	3,756,452	4,904,846

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	32,900,551	50,431,277
•	For securities forward contracts.	11,289,497
•	Guarantee deposits related to credit and debit card transactions.	5,420,424	8,214,533
•	Other guarantee deposits.	1,495,987	2,494,514
	Subtotal Financial assets delivered as guarantee	51,106,459	61,140,324

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	09/30/2023	12/31/2022
Other non-financial assets
• Real property related to a call option sold.	5,087,665	4,989,692
Subtotal Other non-financial assets	5,087,665	4,989,692
Total	69,349,565	71,491,439

(1)	As of September 30, 2023 and December 31, 2022, it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

31.	TRUST ACTIVITIES

Note 34 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

31.1	Financial trusts for investment purposes

As of September 30, 2023 and December 31, 2022, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 1,100,723 and 1,931,759, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

31.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of September 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 2,636 and 23,728, respectively.

31.3	Trusts guaranteeing loans granted by the Bank

As of September 30, 2023 and December 31, 2022, considering the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 4,123,323 and 5,528,277 respectively.

31.4	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 6,146,301 and 8,302,268, respectively.

32.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”, as described in Note 35.1.1 to the condensed consolidated interim Financial Statements. Note 35.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Additionally, the Bank’s shareholders’ equity as of September 30, 2023 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,982,388,814 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 30 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 35.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

33.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2023 are described in Note 36 to the condensed consolidated interim Financial Statements.

34.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 37 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

-	Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

35.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 09/30/2023		09/30/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	144,881,690	146,826,033
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	5,951,537	6,102,122
Total					150,833,227	152,928,155

Note 38 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds recognized by the Bank.

Additionally, on October 31, 2023, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars). For further information see also Note 38 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

36.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2023 and December 31, 2022 is as follows:

Composition	09/30/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	1,473,353,489	1,259,479,340
Preferred and other collaterals received from customers (1)	390,346,423	379,420,543
Outstanding checks not yet paid	40,042,242	40,514,660
Checks already deposited and pending clearance	37,215,401	34,187,282

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

37.	TAX AND OTHER CLAIMS

37.1	Tax claims

Note 40.1 to the condensed consolidated interim Financial Statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed separate interim Financial Statements.

37.2	Other claims

Note 40.2 to the condensed consolidated interim Financial Statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim Financial Statements.

38.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 41 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on profit distribution and the decisions made by the Shareholders’ Meeting held on April 25, 2023.

39.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 42 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

40.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 43 to the condensed consolidated interim Financial Statements.

41.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

42.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

111	Jorge Pablo Brito Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Holdings				Position
		09/30/2023			12/31/2022	09/30/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine government discount bonds in dual currency - Maturity: 08-30-2024	9201		1	379,575,973		379,575,973	(371,145,479)	8,430,494
Argentine government discount bonds in dual currency - Maturity: 04-30-2024	9186		1	156,614,904		162,965,904	(244,550,000)	(81,584,096)
Argentine government discount bonds in dual currency - Maturity: 02-28-2024	9156		1	124,643,614	23,314,079	124,643,626	(94,220,294)	30,423,332
Argentine government Treasury bonds tied to the US dollar - Maturity: 04-30-2024	9120		1	87,952,237	166,925	87,952,237	(83,947,580)	4,004,657
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	1,861,700	2,560,332	1,861,700		1,861,700
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	9178		1	609,927		609,927		609,927
Argentine government Treasury bills in pesos adjusted by CER - Maturity: 11-23-2023	9197		1	586,927		586,927		586,927
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 12-13-2024	9200		1	568,257		568,257		568,257
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity 02-14-2025	9180		1	416,348		416,348		416,348
Argentine government Treasury bonds in pesos adjusted by CER – Maturity: 07-26-2024	5405		1	299,387	325,916	299,387		299,387
Other				476,254	371,209,201	476,254		476,254
Subtotal local government securities (1)				753,605,528	397,576,453	759,956,540	(793,863,353)	(33,906,813)

Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	57118		2	4,910,579		4,910,579		4,910,579
Debt Securities in Financial Trusts Confibono	80036		3	585,831	848,004	585,831		585,831
Debt Securities in Financial Trusts Secubono	80035		3	244,132	356,924	244,132		244,132
Debt Securities in Financial Trusts Moni Mobile	80037		3	123,123		123,123		123,123
Securities of companies of public services	80027		3	5,850	8,261	5,850		5,850
Corporate bonds Tarjeta Naranja S.A. Class 53 Series 01- Maturity: 04-05-2023	56056				883,053
Subtotal local private securities				5,869,515	2,096,242	5,869,515		5,869,515
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				759.475.043	399,672,695	765,826,055	(793,863,353)	(28,037,298)

112	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Holdings				Position
		09/30/2023			12/31/2022	09/30/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	22,559,451		22,559,451	(22,559,451)
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	9178		1	15,547,200		15,547,200	(15,547,200)
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	14,954,733		14,954,733	(14,954,733)
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	10,006	8,045	10,006		10,006
Argentine government discount bills in pesos adjusted by CER - Maturity: 02-17-2023	9111				91,293,593
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492				70,018,902
Argentine government discount bills in pesos adjusted by CER - Maturity: 01-20-2023	9105				27,066,152
Argentine government Treasury bills in pesos - Maturity: 02-28-2023	9141				23,494,439
Argentine government Treasury bills in pesos - Maturity: 10-31-2023	9164				21,802,386
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	5497				17,881,948
Other					12,259,907
Subtotal local government securities (1)				53,071,390	263,825,372	53,071,390	(53,061,384)	10,006
Total Other debt securities measured at fair value through other comprehensive income				53.071.390	263,825,372	53,071,390	(53,061,384)	10,006

Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196	36,506,430	1	34,590,170		34,590,170		34,590,170
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132	33,178,763	1	33,114,978	82,214,376	44,616,721		44,616,721
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	9166	12,681,369	1	13,094,369	17,065,411	13,094,369		13,094,369
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	45696	1,199,638	1	1,028,145	1,029,993	1,028,145		1,028,145
Province of Río Negro Treasury bills S03 - Maturity: 06-14-2024	42698	120,482	2	241,257		241,257		241,257
Province of Tierra del Fuego Treasury bills 56 days – Maturity: 10-03-2023	42725	119,292	1	119,292		119,292		119,292
Province of Río Negro debt securities in pesos - Maturity: 04-12-2023	42534				407,070
Province of Río Negro Treasury bills S02 in pesos - Maturity: 06-15-2023	42555				404,360
Subtotal local government securities				82,188,211	101,121,210	93,689,954		93,689,954

(1)	In January, March and June 2023, the Bank entered into voluntary debt swaps under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government discount Treasury bills in pesos - Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government discount Treasury bills in pesos adjusted by CER - Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount Treasury bills in pesos - Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government discount Treasury bills in pesos adjusted by CER - Maturity: 06-16-2023 (X16J3) for a face value of 4,675,305,395.

•	Argentine government discount Treasury bills in pesos adjusted by CER - Maturity: 05-19-2023 (X19Y3) for a face value of 2,905,252,288.

•	Argentine government discount bonds in dual currency - Maturity: 07-21-2023 (TDL23) for a face value of 344,098,105.

•	Argentine government discount bonds in dual currency - Maturity: 09-29-2023 (TDS23) for a face value of 119,447,946.

113	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Holdings				Position
		09/30/2023			12/31/2022	09/30/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)

BCRA bills
BCRA liquidity bills in pesos - Maturity: 10-03-2023	80014	59,445,480	1	59,629,767		59,629,767		59,629,767
BCRA liquidity bills in pesos - Maturity: 10-10-2023	80017	58,171,560	1	58,351,853		58,351,853		58,351,853
BCRA liquidity bills in pesos - Maturity: 10-12-2023	80018	57,812,580	1	57,991,791		57,991,791		57,991,791
BCRA liquidity bills in pesos - Maturity: 10-05-2023	80016	58,905,840	1	54,323,335		59,261,820		59,261,820
BCRA liquidity bills in pesos - Maturity: 10-17-2023	80019	47,437,400	1	47,584,438		47,584,438		47,584,438
BCRA liquidity bills in pesos - Maturity: 10-19-2023	80020	46,999,500	1	47,290,817		47,290,817		47,290,817
BCRA liquidity bills in pesos - Maturity: 10-24-2023	80021	46,420,800	1	46,564,665		46,564,665		46,564,665
BCRA liquidity bills in pesos - Maturity: 10-26-2023	80022	45,989,725	1	46,277,336		46,277,336		46,277,336
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 05-30-2024	80010	12,145,288	1	12,145,288		12,145,288		12,145,288
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 07-30-2024	80009	7,490,178	1	7,490,178		7,490,178		7,490,178
Other				15,382,864	1,089,630,316	15,382,864		15,382,864
Subtotal BCRA bills				453,032,332	1,089,630,316	457,970,817		457,970,817

BCRA notes
BCRA liquidity notes in pesos - Maturity: 01-04-2023	80001				24,593,304
Subtotal BCRA notes					24,593,304

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (2)	57081	2,512,316	1	1,116,427		1,116,427		1,116,427
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024 (2)	56207	2,439,805	1	1,029,378	1,060,282	1,029,378		1,029,378
Corporate bonds Vista Oil y Gas Argentina SAU C15 -Maturity: 01-20-2025 (2)	56637	2,199,905	2	950,078	978,520	950,078		950,078
Debt Securities in Financial Trusts Supercanal II Class A - Maturity: 03-21-2024	56949	45,666	2	49,193		49,193		49,193
Corporate bonds YPF SA C043 -Maturity: 10-21-2023	50939	50,173	2	46,404	70,824	46,404		46,404
Debt Securities in Financial Trusts Secubono S226 Class A - Maturity: 01-29-2024	57127	24,850	3	24,564		24,564		24,564
Debt Securities in Financial Trusts Payway Cobro Ant. S01 Class B - Maturity: 04-15-2024	57059	10,992	2	10,450		10,450		10,450
Debt Securities in Financial Trusts Confibono S65 Class A - Maturity: 07-20-2023	56428				236,636
Debt Securities in Financial Trusts Secubono S221 Class A - Maturity: 07-28-2023	56583				184,748
Debt Securities in Financial Trusts Secubono S222 Class A - Maturity: 08-28-2023	56660				154,151
Other					50,420
Subtotal local private securities				3,226,494	2,735,581	3,226,494		3,226,494
Total Other debt securities measured at cost amortized				538,447,037	1,218,080,411	554,887,265		554,887,265
TOTAL OTHER DEBT SECURITIES				591,518,427	1,481,905,783	607,958,655	(53,061,384)	554,897,271

(2)	Fair value obtained from the use of quotes in pesos.

114	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Holdings				Position
		09/30/2023			12/31/2022	09/30/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA	80028		3	1,134,747	939,646	1,134,747		1,134,747
C.O.E.L.S.A	80029		3	242,424	177,885	242,424		242,424
Matba Rofex SA	30023		1	230,933		230,933		230,933
Sedesa	80023		3	37,639	43,253	37,639		37,639
AC Inversora SA	80030		3	19,583	39,783	19,583		19,583
Provincanje SA	80032		3	15,290	29,469	15,290		15,290
Mercado a Término Rosario SA	80026		3	14,627		14,627		14,627
Argencontrol SA	80025		3	856	971	856		856
San Juan Tennis Club SA	80024		3	437	888	437		437
Garantizar SGR	80031		3	10	20	10		10
Other					148,164
Subtotal local				1,696,546	1,380,079	1,696,546		1,696,546

- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	54,193	42,573	54,193		54,193
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	11,309	11,470	11,309		11,309
Subtotal foreign				65,502	54,043	65,502		65,502
Total measured at fair value through profit or loss				1,762,048	1,434,122	1,762,048		1,762,048
TOTAL EQUITY INSTRUMENTS				1,762,048	1,434,122	1,762,048		1,762,048
TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,352,755,518	1,883,012,600	1,375,546,758	(846,924,737)	528,622,021

115	Jorge Pablo Brito Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

COMMERCIAL	09/30/2023	12/31/2022
In normal situation	287,852,383	224,785,495
With senior “A” collateral and counter-collateral	36,463,697	29,255,726
With senior “B” collateral and counter-collateral	32,220,084	37,303,771
Without senior collateral or counter-collateral	219,168,602	158,225,998

Troubled	2,165,146	2,845,357
With senior “A” collateral and counter-collateral		145,931
With senior “B” collateral and counter-collateral	1,578,042	1,880,204
Without senior collateral or counter-collateral	587,104	819,222

With high risk of insolvency	1,306,154	1,637,961
With senior “A” collateral and counter-collateral		176,898
With senior “B” collateral and counter-collateral	1,174,278	1,207,254
Without senior collateral or counter-collateral	131,876	253,809

Subtotal commercial	291,323,683	229,268,813
116	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

CONSUMER AND MORTGAGE	09/30/2023	12/31/2022
Performing	889,967,702	1,006,129,316
With senior “A” collateral and counter-collateral	73,312,011	66,117,660
With senior “B” collateral and counter-collateral	47,052,288	60,075,220
Without senior collateral or counter-collateral	769,603,403	879,936,436

Low risk	8,126,634	7,836,957
With senior “A” collateral and counter-collateral	473,902	120,627
With senior “B” collateral and counter-collateral	642,635	171,795
Without senior collateral or counter-collateral	7,010,097	7,544,535

Low risk - in special treatment	71,363	59,698
Without senior collateral or counter-collateral	71,363	59,698

Medium risk	6,100,407	5,368,505
With senior “A” collateral and counter-collateral	217,679	37,355
With senior “B” collateral and counter-collateral	448,208	138,553
Without senior collateral or counter-collateral	5,434,520	5,192,597

High risk	4,965,400	4,088,961
With senior “A” collateral and counter-collateral	426,074	46,129
With senior “B” collateral and counter-collateral	111,528	158,949
Without senior collateral or counter-collateral	4,427,798	3,883,883

Irrecoverable	2,409,502	1,825,477
With senior “A” collateral and counter-collateral	4,509	62,317
With senior “B” collateral and counter-collateral	139,477	289,947
Without senior collateral or counter-collateral	2,265,516	1,473,213

Subtotal consumer and mortgage	911,641,008	1,025,308,914
Total	1,202,964,691	1,254,577,727
117	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Financial Statements is listed below:

	09/30/2023	12/31/2022
Loans and other financing	1,140,874,030	1,215,605,783
Added:
Allowances for loans and other financing	21,615,910	22,326,026
Adjustment amortized cost and fair value	5,836,519	3,427,373
Debt securities of financial trust - Measured at amortized cost	84,236	626,444
Corporate bonds	3,146,139	2,110,753
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(396,825)	(318,220)
Guarantees provided and contingent liabilities	31,804,682	10,799,568
Total computable items	1,202,964,691	1,254,577,727
118	Jorge Pablo Brito Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	09/30/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	78,372,358	6.51	45,627,806	3.64
50 next largest customers	91,093,804	7.57	82,058,749	6.54
100 next largest customers	71,577,802	5.95	65,072,471	5.19
Other customers	961,920,727	79.97	1,061,818,701	84.63
Total (1)	1,202,964,691	100.00	1,254,577,727	100.00

(1)	See reconciliation in Exhibit B.

119	Jorge Pablo Brito Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Remaining terms to maturity
Items	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	2,002,230	976,512	108,655	187,838	235,847	40,555	3,551,745
Financial sector	0	11,723,917	337,310	1,019,256	2,756,929	2,217,665	996,726	19,051,803
Non-financial private sector and foreign residents	6,230,641	542,134,395	150,130,442	173,395,879	231,990,483	208,960,795	235,196,110	1,548,038,745
Total	6,230,749	555,860,542	151,444,264	174,523,790	234,935,250	211,414,307	236,233,391	1,570,642,293

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Remaining terms to maturity
Items	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	219	2,751,621	1,167,636	211,360	379,868	594,645	351,258	5,456,607
Financial sector		99,784	134,390	1,134,973	413,434	621,115	189,755	2,593,451
Non-financial private sector and foreign residents	7,047,267	546,387,151	143,637,432	175,822,502	219,521,510	242,977,373	306,424,883	1,641,818,118
Total	7,047,486	549,238,556	144,939,458	177,168,835	220,314,812	244,193,133	306,965,896	1,649,868,176

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

120	Jorge Pablo Brito Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Real property	193,407,042	50	194,232	103,732	662,847	23,021,585	(4,210)	17,911	3,276,408	26,275,872	167,884,517
Furniture and facilities	29,720,127	10	741,783		574,588	14,988,793	1,179		1,878,019	16,867,991	14,168,507
Machinery and equipment	43,552,277	5	4,304,411		116,466	31,100,152	795		4,214,610	35,315,557	12,657,597
Vehicles	5,710,155	5	1,222,014	458,042	(5,956)	4,539,015	4,404	364,742	474,286	4,652,963	1,815,208
Work in progress	2,633,684		4,229,859		(1,349,092)						5,514,451
Right of use real property	16,426,151	5	1,355,050	787,851	2,823	11,011,042	(450)	386,544	2,070,260	12,694,308	4,301,865
Right of use furniture		5	1,625,432						49,637	49,637	1,575,795
Total property, plant and equipment	291,449,436		13,672,781	1,349,625	1,676	84,660,587	1,718	769,197	11,963,220	95,856,328	207,917,940

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	189,665,843	50	1,209,801	248,187	2,779,585	19,064,854	(159,528)	42,649	4,158,908	23,021,585	170,385,457
Furniture and facilities	25,851,553	10	840,286	2,393	3,030,681	12,667,123	9	151	2,321,812	14,988,793	14,731,334
Machinery and equipment	37,153,505	5	4,261,943	591	2,137,420	25,642,100	(3,119)	132	5,461,303	31,100,152	12,452,125
Vehicles	5,173,352	5	914,073	358,564	(18,706)	4,258,005	(1,420)	234,321	516,751	4,539,015	1,171,140
Work in progress	6,276,993		5,504,902		(9,148,211)						2,633,684
Right of use real property	14,859,746	5	1,738,903	172,498		8,307,524		98,343	2,801,861	11,011,042	5,415,109
Total property, plant and equipment	278,980,992		14,469,908	782,233	(1,219,231)	69,939,606	(164,058)	375,596	15,260,635	84,660,587	206,788,849
121	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	805,735	50			(1)	121,811	2,311	10,877	134,999	670,735
Other investment properties	15,560,008	50	635,085		(1,211)	79,862	71	8,163	88,096	16,105,786
Total investment property	16,365,743		635,085		(1,212)	201,673	2,382	19,040	223,095	16,776,521

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	914,156	50	2,349		(110,770)	33,025	78,086	10,700	121,811	683,924
Other investment properties	1,006,959	50	20,055,899	40,576	(5,462,274)	78,306	(11,580)	13,136	79,862	15,480,146
Total investment property	1,921,115		20,058,248	40,576	(5,573,044)	111,331	66,506	23,836	201,673	16,164,070

(1) During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

122	Jorge Pablo Brito Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	22,675,226	5	1,524,964		(303)	15,878,809	(682)		2,849,216	18,727,343	5,472,544
Other intangible assets	78,631,259	5	10,846,259		(3,384)	50,236,379	717		9,490,868	59,727,964	29,746,170
Total intangible assets	101,306,485		12,371,223		(3,687)	66,115,188	35		12,340,084	78,455,307	35,218,714

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	19,827,662	5	2,664,739		182,825	12,128,959	6,858		3,742,992	15,878,809	6,796,417
Other intangible assets	64,197,308	5	14,663,801	67,825	(162,025)	38,737,292	(2,704)	2,668	11,504,459	50,236,379	28,394,880
Total intangible assets	84,024,970		17,328,540	67,825	20,800	50,866,251	4,154	2,668	15,247,451	66,115,188	35,191,297
123	Jorge Pablo Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	09/30/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	224,947,372	11.26	312,135,488	11.93
50 next largest customers	147,423,250	7.38	271,747,524	10.39
100 next largest customers	85,926,088	4.30	126,471,898	4.83
Other customers	1,538,790,660	77.06	1,906,004,516	72.85
Total	1,997,087,370	100.00	2,616,359,426	100.00
124	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,926,410,362	107,264,316	10,757,052	1,724,094	134,254	16,392	2,046,306,470
From the non-financial government sector	175,716,112	4,517,592	2,162,334			1,697	182,397,735
From the financial sector	3,452,363						3,452,363
From the non-financial private sector and foreign residents	1,747,241,887	102,746,724	8,594,718	1,724,094	134,254	14,695	1,860,456,372
Derivative instruments	15,916	21,795	1,790				39,501
Repo transactions	38,898,523						38,898,523
Other financial institutions	38,898,523						38,898,523
Other financial liabilities	224,615,730	709,728	666,751	1,136,276	1,776,535	3,381,600	232,286,620
Financing received from the Central Bank of Argentina and other financial institutions	1,065,050	2,313,244	2,172,624				5,550,918
Issued corporate bonds		21,747	21,747	5,971,415			6,014,909
Subordinated corporate bonds		4,650,210		4,650,210	9,300,421	153,953,951	172,554,792
Total	2,191,005,581	114,981,040	13,619,964	13,481,995	11,211,210	157,351,943	2,501,651,733

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

125	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	2,395,813,582	230,654,707	40,129,386	3,864,242	24,977	74,841	2,670,561,735
From the non-financial government sector	218,977,706	6,876,575	2,071,523	9,136			227,934,940
From the financial sector	3,358,992						3,358,992
From the non-financial private sector and foreign residents	2,173,476,884	223,778,132	38,057,863	3,855,106	24,977	74,841	2,439,267,803
Derivative instruments	3,484	1,332					4,816
Other financial liabilities	224,676,333	859,123	777,922	1,494,670	2,489,862	5,751,195	236,049,105
Financing received from the Central Bank of Argentina and other financial institutions	593,020	1,051,220	3,284,730	91,355			5,020,325
Issued corporate bonds		22,357	21,627	44,714	6,161,468		6,250,166
Subordinated corporate bonds			4,780,804	4,780,804	9,561,606	163,058,273	182,181,487
Total	2,621,086,419	232,588,739	48,994,469	10,275,785	18,237,913	168,884,309	3,100,067,634

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

126	Jorge Pablo Brito Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	09/30/2023
Provisions for eventual commitments	1,394,680	339,872			(817,699)	916,853
For administrative, disciplinary and criminal penalties	1,017				(517)	500
Other	4,095,136	2,937,207	25,594	1,515,014	(2,496,270)	2,995,465
Total provisions	5,490,833	3,277,079	25,594	1,515,014	(3,314,486)	3,912,818

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2022
Provisions for eventual commitments	1,317,533	1,058,650			(981,503)	1,394,680
For administrative, disciplinary and criminal penalties	1,974				(957)	1,017
Other	5,144,301	4,795,410		2,384,044	(3,460,531)	4,095,136
Total provisions	6,463,808	5,854,060		2,384,044	(4,442,991)	5,490,833
127	Jorge Pablo Brito Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413
128	Jorge Pablo Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	09/30/2023					12/31/2022
	Total parent company and	Total per currency
Items	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	359,573,249	356,953,236	1,718,921	81,717	819,375	407,434,938
Debt securities at fair value through profit or loss (1)	753,877,265	753,877,265				344,370,711
Other financial assets	27,310,605	27,309,871	704		30	26,771,095
Loans and other financing	65,043,474	63,246,630	10,265		1,786,579	69,483,190
From the non-financial private sector and foreign residents	65,043,474	63,246,630	10,265		1,786,579	69,483,190
Other debt securities	38,124,219	38,124,219				93,146,892
Financial assets delivered as guarantee	14,248,465	14,248,465				8,916,207
Equity instruments at fair value through profit or loss	65,502	65,502				54,043
Investments in subsidiaries, associates and joint ventures	11,105,845	11,105,845				10,075,277
Total assets	1,269,348,624	1,264,931,033	1,729,890	81,717	2,605,984	960,252,353
Liabilities
Deposits	299,395,496	299,395,496				331,174,140
Non-financial government sector	12,231,237	12,231,237				12,520,379
Financial sector	3,076,432	3,076,432				2,842,689
Non-financial private sector and foreign residents	284,087,827	284,087,827				315,811,072
Other financial liabilities	14,670,116	14,021,917	592,425		55,774	16,049,812
Financing from the Central Bank and other financial institutions	5,270,245	3,471,010	12,656		1,786,579	4,869,863
Issued corporate bonds	5,951,537	5,951,537				6,102,122
Subordinated corporate bonds	144,881,690	144,881,690				146,826,033
Other non-financial liabilities	1,138,373	1,138,373				28,823
Total liabilities	471,307,457	468,860,023	605,081		1,842,353	505,050,793

1)	Mainly including Argentine government discount bonds in dual currency for 660,964,806 and Argentine government Treasury bonds tied to the US dollar for 88,001,880.
129	Jorge Pablo Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS8

AS OF SEPTEMBER 30, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter- party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	1	1	1	11,890,905
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	6	2	30	2,213,885
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		175,411,709
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina - Non financial sector	30	33		4,799,175
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	13	12		846,924,737

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.

(2)	Related to compensated operations forward (OCT).

(3)	See Notes 5 and 9 to the condensed consolidated interim Financial Statements.

130	Jorge Pablo Brito Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Net financial Income / (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
For measurement of financial assets at fair value through profit or loss
(Loss) / Gain from government securities	(63,426,054)	14,049,034	52,913,471	81,342,870
Gain / (Loss) from private securities	967,464	(465,745)	411,700	1,074,585
Gain from derivative financial instruments
Forward transactions	826,538	1,715,152	250,612	271,129
Loss from other financial assets	(47,309)	(97,486)	(31,116)	(64,426)
Gain / (Loss) from equity instruments at fair value through profit or loss	329,584	345,891	(149,852)	3,084,454
Gain from sales or decreases of financial assets at fair value (1)	7,401,733	8,945,782	581,971	4,403,469
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(433,863)	(4,405,842)
Total	(54,381,907)	20,086,786	53,976,786	90,112,081

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

131	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Interest income
for cash and bank deposits	1,269,326	3,201,734	231,020	285,998
for government securities	190,065,241	581,604,747	158,699,291	226,036,554
for private securities	83,060	367,906	78,595	228,643
for loans and other financing
Non-financial public sector	4,009,810	9,010,730	711,226	2,399,782
Financial sector	568,429	1,079,327	197,945	739,906
Non-financial private sector
Overdrafts	27,346,828	64,472,236	15,593,511	35,413,755
Documents	28,193,646	62,005,796	14,703,678	35,893,876
Mortgage loans	21,805,160	63,206,443	20,261,691	56,621,116
Pledge loans	1,705,573	4,555,716	1,438,783	4,799,906
Personal loans	38,195,218	122,465,080	44,269,780	137,381,380
Credit cards	32,044,714	93,937,848	20,349,814	55,833,385
Financial leases	166,050	521,000	178,700	469,118
Other	28,764,447	70,163,420	14,069,642	38,192,563
for repo transactions
Central Bank of Argentina	37,563,220	73,509,754	9,130,382	12,159,058
Other financial institutions	16,677	42,130	172,711	649,861
Total	411,797,399	1,150,143,867	300,086,769	607,104,901
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(21,220,370)	(49,168,945)	(8,003,670)	(13,317,569)
Saving accounts	(2,739,010)	(7,763,530)	(2,158,326)	(5,450,259)
Time deposits and investments accounts	(286,507,652)	(728,522,793)	(162,113,157)	(360,297,772)
for Financing received from Central Bank of Argentina and other financial institutions	(236,368)	(887,153)	(283,771)	(645,268)
for repo transactions
Other financial institutions	(2,156,542)	(7,281,804)	(208,429)	(1,877,066)
for other financial liabilities	(81,015)	(244,813)	(61,743)	(83,253)
for issued corporate bonds	(28,284)	(81,472)	(27,272)	(572,605)
for other subordinated corporate bonds	(2,360,621)	(6,787,379)	(2,285,743)	(7,106,766)
Total	(315,329,862)	(800,737,889)	(175,142,111)	(389,350,558)

132	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
for debt government securities	13,106,684	68,442,590	(1,874,821)	(404,603)	26,119,707	232,207,454	20,274,162	3,991,178
Total	13,106,684	68,442,590	(1,874,821)	(404,603)	26,119,707	232,207,454	20,274,162	3,991,178

	Income of the period
Items	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022
Commissions income
Commissions related to obligations	22,189,102	67,696,209	21,483,990	64,549,406
Commissions related to credits	185,125	490,968	219,895	585,798
Commissions related to loans commitments and financial guarantees	21,058	44,820	4,530	7,177
Commissions related to securities value	353,718	1,033,775	283,615	927,560
Commissions to credit cards	12,799,934	38,653,531	12,725,458	38,520,884
Commissions to insurances	1,901,682	6,129,585	2,005,276	6,521,042
Commissions related to trading and foreign exchange transactions	869,614	2,614,911	783,882	2,457,028
Total	38,320,233	116,663,799	37,506,646	113,568,895

Commissions expenses
Commissions related to debt securities trading	(121)	(121)	(1)	(1)
Commissions related to trading and foreign exchange transactions	(227,709)	(685,823)	(217,870)	(401,416)
Other
Commissions paid ATM exchange	(1,502,396)	(4,770,322)	(1,938,564)	(5,856,092)
Checkbooks commissions and clearing houses	(788,075)	(2,381,683)	(720,365)	(2,038,361)
Credit cards and foreign trade commissions	(394,698)	(1,139,850)	(367,334)	(1,098,841)
Total	(2,912,999)	(8,977,799)	(3,244,134)	(9,394,711)

133	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF SEPTEMBER 30, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	09/30/2023
Other financial assets	184,949	80,490			(115,043)	150,396
Loans and other financing	22,326,026	5,522,173	2,538,532	7,053,707	(15,824,528)	21,615,910
Other financial institutions	16,539	21,782			(15,093)	23,228
To the non-financial private sector and foreign residents
Overdrafts	1,070,061	596,536	59,614	480,073	(886,440)	1,319,844
Documents	1,139,014	978,523	310,565	374,975	(960,173)	1,842,904
Mortgage loans	2,425,451	(262,280)	323,887	806,505	(1,485,622)	1,807,941
Pledge loans	385,253	(32,540)	93,448	4,412	(223,621)	226,952
Personal loans	8,426,019	1,795,969	311,518	2,377,219	(5,670,893)	7,239,832
Credit cards	5,618,716	1,735,411	833,702	2,792,039	(4,425,837)	6,554,031
Financial leases	43,954	(9,597)	6,236	8,852	(29,950)	19,495
Other	3,201,019	698,369	599,562	209,632	(2,126,899)	2,581,683
Eventual commitments	1,394,680	367,785	(3,826)		(841,786)	916,853
Other debt securities	1,616	4,593			(2,328)	3,881
Total allowances	23,907,271	5,975,041	2,534,706	7,053,707	(16,783,685)	22,687,040

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of September 30, 2023)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2022
Other financial assets	104,659	169,424			(89,134)	184,949
Loans and other financing	38,109,916	4,780,611	(4,991,725)	2,712,029	(18,284,805)	22,326,026
Other financial institutions	14,445	8,847			(6,753)	16,539
To the non-financial private sector and foreign residents
Overdrafts	2,801,877	534,551	9,091	(1,128,558)	(1,146,900)	1,070,061
Documents	3,805,253	(74,760)	(929,431)	39,964	(1,702,012)	1,139,014
Mortgage loans	7,907,277	575,786	(4,924,350)	1,733,100	(2,866,362)	2,425,451
Pledge loans	488,937	190,245	(35,509)	(26,576)	(231,844)	385,253
Personal loans	9,816,194	2,017,597	1,073,467	1,112,338	(5,593,577)	8,426,019
Credit cards	6,391,938	1,349,377	1,082,518	648,295	(3,853,412)	5,618,716
Financial leases	57,851	26,808	73	(9,540)	(31,238)	43,954
Other	6,826,144	152,160	(1,267,584)	343,006	(2,852,707)	3,201,019
Eventual commitments	1,317,533	862,142	194,883		(979,878)	1,394,680
Other debt securities	2,148	786			(1,318)	1,616
Total allowances	39,534,256	5,812,963	(4,796,842)	2,712,029	(19,355,135)	23,907,271

134	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 7, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer